Exhibit 99.1

Kingsway Reports Third Quarter Results

Toronto, Ontario (November 12, 2010) - (TSX: KFS, NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the “Company") today announced its financial results for the third quarter ended September 30, 2010. All amounts are in U.S. dollars unless indicated otherwise.

The Company reported a third quarter net income of $2.5 million ($8.1 million year to date) or income of $0.05 ($0.16 year to date) per share diluted. The book value has decreased from $3.28 per share at December 31, 2009 to $2.88 per share at September 30, 2010.

The following are the highlights of the third quarter of 2010:

Major events:

•
During the third quarter the Company completed the purchase of 1,500,000 Kingsway Linked Return of Capital (“KLROC”) units at a price of C$20.00 cash per unit. As a result, the Company beneficially owns and controls 2,333,715 units of KLROC Trust representing 74.8% of the issued and outstanding units. As such, the Company now considers it to be the primary beneficiary of KLROC Trust and has consolidated their results in the current quarter, resulting in a gain on consolidation of $17.8 million in the third quarter.

•
On October 26, 2010, the Company accepted subscription agreements relating to the going-public transaction previously announced on May 26, 2010 involving Kingsway’s subsidiaries, American Country Insurance Company and American Service Insurance Company Inc. by way of a reverse takeover of JJR VI Acquisition Corp.  On November 1, 2010, the Company completed funding on the offering of the subscription receipts.  Approximately four million subscription receipts were issued by American Insurance Acquisition Inc., a wholly owned subsidiary of Kingsway, at a price of C$2.00 per subscription receipt for aggregate gross proceeds of approximately C$8.0 million.  Completion of the proposed transaction is subject to a number of conditions including, but not limited to, execution of a definitive agreement in respect of the proposed transaction as well as acceptance and regulatory approval by the TSX Venture Exchange and the Illinois Department of Insurance. There can be no assurance that the proposed transaction will be completed as proposed.  If the transaction is completed as proposed, the Company estimates it would record a loss on the disposal of ACIC and ASI ranging between $9.0 million and $11.0 million.

•	$47.7 million of the Company’s debt was repurchased in the quarter, resulting in a gain of $2.6 million.

Operational results:

•	An underwriting loss of $20.5 million was recorded in the US segment for the third quarter ($63.6 million year to date).
•	Net loss of $5.7 million was recorded in the Corporate segment for the third quarter (net loss of $8.3 million for year to date).
•	83.4% of gross premiums written in the third quarter (84.2% year to date) were generated from non-standard automobile, the core line of business.
•
Investment income increased to $0.3 million compared to the same quarter last year, which was primarily a result of favourable impact of the strengthening US dollar on the Company’s unhedged Canadian dollar debt, mitigated by a decline in interest income on the fixed income securities portfolio due to smaller size of the portfolio as a result of reduction in premiums written and lower yields.

Dividend

The Board of Directors has decided that a quarterly dividend will not be declared for the third quarter of 2010.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company operates through wholly-owned insurance subsidiaries in the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position.

The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

This news release contains forward-looking information. This news release also contains certain non-GAAP measures. Please refer to the sections entitled “Forward Looking Statements” and “Non-GAAP Financial Measures” in the following Management’s Discussion and Analysis.

Financial Summary:

The following information throughout the Financial Summary and Management’s Discussion and Analysis presents the financial results as continuing operations unless otherwise specifically stated as discontinued operations:

	Three months ended September 30:			Nine months ended September 30:
(in millions of dollars except per share values)	2010	2009	Change	2010	2009	Change
Gross premiums written	$62.8	$82.8	(24.2%)	$206.0	$306.4	(32.8%)
Underwriting loss	(24.0)	(36.7)	34.6%	(77.5)	(69.3)	(11.8%)
Investment income	0.3	(8.6)	103.5%	13.4	10.7	25.2%
Net realized gains	6.4	12.0	(46.7%)	7.2	10.0	(28.0%)
Gain on buy back of debt	2.6	6.6	(60.6%)	19.2	9.3	106.5%
Gain on consolidation of KLROC	17.8	-	-	17.8	-	-
Income (loss) from continuing operations	0.2	(28.7)	100.7%	(32.9)	(41.1)	20.0%
Net income (loss)	2.5	(118.1)	102.1%	8.1	(214.8)	103.8%
Diluted earnings (loss) per share - continuing operations	-	(0.53)	100.0%	(0.63)	(0.75)	16.0%
Diluted earnings (loss) per share - net income (loss)	0.05	(2.19)	102.3%	0.16	(3.92)	104.1%
Book value per share	2.88	5.31	(45.8%)	2.88	5.31	(45.8%)
Combined ratio	137.9%	135.7%	2.2%	136.2%	119.8%	16.4%

•
The income of $0.2 million from continuing operations for the quarter (loss of $32.9 million year to date) arose primarily from the gain on consolidation of KLROC of $17.8 million in the quarter ($17.8 million year to date), net realized gains of $6.4 million in the quarter ($7.2 million year to date), gain on buy back of debt of $2.6 million in the quarter ($19.2 million year to date), investment income of $0.3 million in the quarter ($13.4 million year to date), offset by the underwriting loss of $24.0 million in the quarter ($77.5 million year to date).

•
Gross premiums written decreased by 24.2% for the quarter to $62.8 million (32.8% to $206.0 million year to date) from $82.8 million in the third quarter last year ($306.4 million prior year to date).  The significant reduction in premium volume is a reflection of the Company’s strategy of discontinuing certain lines of business, primarily within its commercial lines.

•
As a result of the Company re-focusing its efforts on core, profitable lines of business, non standard automobile premiums for nine months to September 30, 2010 were $173.5 million or 84.2% of the total gross premiums written compared to $232.1 million or 75.8% of gross premiums written in the same period last year.

•	The net favourable reserve development recorded in the quarter totaled $1.9 million. The favourable development was generated primarily by the commercial line of business.

•
For the three months ended September 30, 2010, investment income, excluding net realized gains was $0.3 million compared to loss of $8.6 million for the same quarter of 2009, a 103.5% increase. The increase in investment income was primarily a result of favourable impact of the strengthening US dollar on the Company’s unhedged Canadian dollar debt, mitigated by a decline in interest income on the fixed income securities portfolio due to smaller size of the portfolio as a result of reduction in premiums written and lower yields.

•
In July 2010, the Company purchased additional KLROC Units and now beneficially owns and controls 2,333,715 units which are 74.8% of the issued and outstanding KLROC Units. The consolidated financial statements of the KLROC Trust are consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP (refer to note 11 for additional details). As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital LLC.

•
General and administrative expenses decreased 2.3% to $26.0 million in the third quarter of 2010 from $26.6 million in the same quarter last year (increased 18.3% to $75.7 million from $64.0 million for the year to date). The decrease in the third quarter 2010 general and administrative expenses is primarily the result of general restructuring activities which have reduced costs, offset by expenses from the Company’s subsidiary, JBA Associates, Inc., which was acquired on June 30, 2010, and 2009 expenses being reduced by the reversal of a previously recorded $3.5 million reserve for employee health insurance claims.

•	As at September 30, 2010, the book value per share was $2.88 compared to $3.28 as at December 31, 2009.

Kingsway Financial Services Inc.’s Management Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with: (i) the Kingsway Financial Services Inc.’s (“Kingsway” or the “Company”) unaudited interim consolidated financial statements for the third quarter of fiscal 2010, and the notes related thereto; (ii) the annual MD&A for fiscal 2009 set out on pages 1 to 44 in the Company’s 2009 Annual Report, including the section on risk factors; and (iii) the audited consolidated financial statements for fiscal 2009 set out on pages 51 to 106 of the Company’s 2009 Annual Report, and the notes related thereto.

The Company’s financial results are reported in U.S. dollars.  Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Non-GAAP Financial Measures

The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. The loss ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that consistently delivering an underwriting profit is a key measure of performance of the underwriting business of a property and casualty insurance company. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, the Company has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing the Company’s combined ratios to those of other public companies as they may not have been calculated on a comparable basis.

Date of MD&A

Unless otherwise noted, the information contained in this MD&A is based on information available to management as of November 12, 2010.

ACQUISITIONS

On January 4, 2010, the Company and its subsidiary Kingsway America Inc. (“KAI”) acquired certain assets of Itasca Financial, LLC (“Itasca”), a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments (refer to note 13 for additional details). Goodwill of $2.5 million was recognized related to the purchase.

Effective June 30, 2010, the Company made an investment in JBA Associates, Inc. (“JBA”) for approximately $16.3 million, following which the Company has a 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Goodwill of $0.8 million was recognized related to the purchase. An intangible asset was recognized related to the purchase of JBA of $11.7 million related to retention of buyout customers and contract renewals.

Beginning in 2009, a subsidiary of KAI, KFS Capital LLC (“KFS Capital”) began purchasing Kingsway Linked Return of Capital preferred units (“KLROC Units”) issued by Kingsway Linked Return of Capital Trust (“KLROC Trust”). The investments at that time were accounted for as available for sale securities as they were purchased primarily as an investment. As at June 30, 2010 KFSI held 833,715 KLROC Units representing 26.7% of the issued and outstanding KLROC Units, therefore the Company was not obligated to consolidate the KLROC Trust. In July 2010, the Company purchased an additional 1,500,000 KLROC Units and now beneficially owns and controls 74.8% of the issued and outstanding KLROC Units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP (refer to note 11 for additional details). As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital.

DISCONTINUED OPERATIONS

During 2008, the Company disposed of Canadian subsidiary York Fire and Casualty Insurance Company (“York Fire”).

During 2009, the Company disposed of:

•	HI Holdings and its subsidiary Zephyr Insurance Company Inc. (“Zephyr”);
•	the assets of Avalon Risk Management Inc. (“Avalon”); and
•	Walshire Assurance Company (“Walshire”) and its subsidiary Lincoln General Insurance Company (“Lincoln”).

During the first quarter of 2010, the Company disposed of Jevco Insurance Company (“Jevco”).

For further information on the Company refer to the Corporate Overview on pages 2 to 4 of the 2009 Annual Report.

Each of the operations shown above is considered to be discontinued operations and is recorded as such in the statement of operations under the item “Income (loss) from discontinued operations, net of taxes”. Assets and liabilities of discontinued operations have been reclassified and disclosed in the consolidated balance sheet as “Assets or Liabilities held for sale”. In this MD&A, unless otherwise disclosed, only continuing operating activities of the Company are included.

RESULTS OF CONTINUING OPERATIONS

Premiums
	Three months ended September 30:			Nine months ended September 30:
(in millions of dollars)	2010	2009	Change	2010	2009	Change
Gross premiums written	$62.8	$82.8	(24.2%)	$206.0	$306.4	(32.8%)
Net premiums written	$57.3	$82.8	(30.8%)	$186.3	$334.0	(44.2%)
Net premiums earned	$63.2	$103.0	(38.6%)	$214.4	$350.5	(38.8%)

The following table provides a breakdown of gross premiums written by line of business:

	Three months ended September 30:				Nine months ended September 30:
(in millions of dollars)	2010		2009		2010		2009
Non-Standard Automobile	$52.4	83.4%	$67.5	81.6%	$173.5	84.2%	$232.1	75.8%
Property (including liability)	2.3	3.7	2.5	3.0%	6.3	3.1	6.7	2.2%
Total Personal	$54.7	87.1%	$70.0	84.6%	$179.8	87.3%	$238.8	78.0%

Commercial Automobile	5.4	8.6%	12.7	15.3%	18.1	8.8%	61.3	20.0%
Other	2.7	4.3	0.1	0.1%	8.1	3.9%	6.3	2.0%
Total Commercial	$8.1	12.9%	$12.8	15.4%	$26.2	12.7%	$67.6	22.0%
Total Gross Premiums Written	$62.8	100.0%	$82.8	100.0%	$206.0	100.0%	$306.4	100.0%

Gross premiums written decreased by 24.2% for the quarter to $62.8 million (32.8% to $206.0 million year to date) from $82.8 million in the third quarter last year ($306.4 million prior year to date). The significant reduction in premium volume across all segments is a reflection of the Company’s strategy of discontinuing certain lines of business, primarily within its commercial lines as well as the general impact on volume due to the ongoing economic situation in the U.S.

The Company reported decreases in gross premiums written in the major lines of business. Non standard automobile and commercial automobile decreased by 22.4% and 57.5% respectively in third quarter (25.2% and 70.5% year to date) compared to the same period last year reflecting the Company’s decision to terminate unprofitable business and exit certain commercial lines of business. Non standard automobile continues to be the Company’s primary line of business, accounting for 83.4% in third quarter (84.2% year to date) of gross premiums written for the year compared to 81.6% (75.8% year to date) last year. The proportion of commercial automobile premiums as a percent of the Company’s total gross premiums written has declined to 8.6% in third quarter (8.8% year to date) compared to 15.3% (20.0% year to date) last year.

Investment Income (Loss)

	Three months ended September 30:			Nine months ended September 30:
(in millions of dollars)	2010	2009	Change	2010	2009	Change

Investment income (loss)	$0.3	$(8.6)	103.5%	$13.4	$10.7	25.2%

For the three months ended September 30, 2010, investment income, excluding net realized gains was $0.3 million compared to a loss of $8.6 million for the same quarter of 2009, a 103.5% increase (25.2% increase to income of $13.4 million year to date). The primary reason for this increase in the quarter is a higher gain recorded as compared to same quarter in 2009 of approximately $6.8 million due to the impact of the strengthening US dollar on the Company’s unhedged Canadian dollar denominated debt and a foreign currency translation gain on cash held in Canadian banks; mitigated by reduction in interest income from lower yields as a result of a reduction in short term interest rates in the U.S. and from the duration and risk profile of the portfolio having been reduced. A smaller fixed income securities portfolio as a result of the reduction in premiums written has also contributed to the lower interest income in the quarter. For a more detailed analysis of investment income see Note 6 to the financial statements.

Net Realized Gains

The table below presents a summary of the net realized gains for the three months and nine months ended September 30, with comparative figures:

	Three months ended September 30:			Nine months ended September 30:
(in millions of dollars)	2010	2009	Change	2010	2009	Change
Fixed income	$6.4	$12.0	(46.7%)	$7.2	$13.2	(45.5%)
Equities	-	-	-	-	(1.3)	100.0%
Impairments	-	-	-	-	(1.9)	100.0%
Total	$6.4	$12.0	(46.7%)	$7.2	$10.0	(28.0%)

For the three months ended September 30, 2010, sales from the securities portfolio resulted in a net realized gain of $6.4 million ($7.2 million year to date) compared to a net realized gain of $12.0 million for the three months ended September 30, 2009 ($11.9 million prior year to date).

Underwriting Results (excluding Corporate)

	Three months ended September 30:			Nine months ended September 30:
(in millions of dollars)	2010	2009	Change	2010	2009	Change
Underwriting loss	$(20.5)	$(24.8)	17.3%	$(63.6)	$(45.0)	(41.3%)
Combined ratio	132.4%	124.0%	8.4%	129.7%	112.9%	16.8%
Expense ratio	45.2%	37.0%	8.2%	45.3%	31.3%	14.0%
Loss ratio	87.2%	87.0%	0.2%	84.4%	81.6%	2.8%

The underwriting loss for the U.S. operating segment was $20.5 million for the quarter ($63.6 million year to date) compared to a loss of $24.8 million for the U.S. operating segment in the same quarter last year ($45.0 million prior year to date). The underwriting results for the quarter ended September 30, 2010 were impacted by the expense structure of organization. Although the Company’s efforts during its transformation process eliminated costs and expense from the organization, pressure on the Company’s written and earned premiums caused by factors such as competitive pressure, the Company’s AM Best rating, and regulatory limitations has had a detrimental impact on the expense ratio.

Development on Unpaid Claims

	Three months ended September 30:		Nine months ended September 30:
(in millions of dollars)	2010	2009	2010	2009
Favourable (unfavourable) change in estimated unpaid claims for prior accident years (Note 1):	$1.9	$(4.6)	$(9.9)	$(13.9)
As a % of net premiums earned (Note 2):	(3.0%)	4.5%	4.6%	4.0%
As a % of unpaid claims (Note 3):	(0.5%)	1.2%	2.7%	3.7%

Note 1 - Increase (decrease) in estimates for unpaid claims from prior accident years reflected in current financial year results
Note 2 - Increase (decrease) in current financial year reported combined ratio
Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

The Company experienced estimated net favourable unpaid claims development of $1.9 million for the quarter (net unfavourable unpaid claims development of $9.9 million year to date) resulting in a decrease of 3.0% to the combined ratio for the quarter (increase of 4.6% year to date) compared with estimated net unfavourable unpaid claims development of $4.6 million in the same quarter last year (net unfavourable unpaid claims development of $13.9 million prior year to date). The favourable development in the quarter was primarily generated by the commercial line of business.

In 2009, the Company’s internal actuarial team was significantly strengthened and the process on reserving unpaid claims changed, resulting in a more thorough internal review of unpaid claims. In 2010, instead of adjusting the reserves to the independent external actuary’s point estimate, the Company now utilizes its internally developed reserve estimates.

Expenses

The expense ratio excluding the Corporate segment, increased to 45.2% in the quarter (45.3% year to date) compared to 37.0% for the same quarter (31.3% year to date) last year. Costs included in the expense ratio are commissions, premium taxes, general and administrative expenses, and restructuring costs. The increase in the expense ratio is attributed primarily to the disproportionate decrease in net premiums earned versus general and administrative expenses. Net premiums earned decreased by 38.6% to $63.2 million (33.8% to $214.4 million year to date) from the same period of the prior year. General and administrative expenses decreased 2.3% to $26.0 million in the third quarter of 2010 from $26.6 million in the same quarter last year (increased 18.3% to $75.7 million from $64.0 million for the year to date). The decrease in the third quarter 2010 general and administrative expenses is primarily the result of general restructuring activities which have reduced costs, offset by expenses from the Company’s subsidiary, JBA Associates, Inc., which was acquired on June 30, 2010, and 2009 expenses being reduced by the reversal of a previously recorded $3.5 million reserve for employee health insurance claims.

The Company recorded $0.4 million of severance expense in the third quarter of 2010.

Interest Expense

Interest expense in the third quarter of 2010 decreased to $2.7 million ($12.4 million year to date) compared to $5.8 million for the third quarter of 2009 ($18.0 million prior year to date) as a result of the debt buy-back activities in 2009 and 2010.

Gain on Buy-Back of Senior Notes

During the third quarter of 2010, KAI and Kingsway 2007 General Partnership purchased and cancelled $47.7 million ($143.3 million year to date) face value of its senior unsecured debentures for $45.1 million ($124.1 million year to date) recording a gain of $2.6 million ($19.2 million year to date).

Gain on Consolidation of KLROC

During the third quarter of 2010, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital, as a result of consolidating the KLROC Trust. See financial statement note 11 for further details.

Income Taxes

Income tax recovery on continuing operations for the third quarter was $1.5 million ($4.5 million year to date) compared with an income tax recovery of $6.7 million for the same quarter last year ($27.7 million prior year to date).  A decrease in the valuation allowance of $0.8 million was recorded in income tax expense in the current quarter (increase of $12.3 million year to date).

Income (Loss) from Continuing Operations and Loss Per Share - Continuing Operations

In the third quarter, the Company reported income from continuing operations of $0.2 million (loss of $32.9 million year to date), compared to a loss from continuing operations of $28.7 million in the third quarter of last year ($41.1 million prior year to date). Diluted earnings per share was nil for the quarter (loss of $0.63 year to date), compared to diluted loss per share of $0.53 for the third quarter of 2009 ($0.75 prior year to date). As noted above, the current quarter’s income is primarily due to gain on consolidation of KLROC, gain on the buy back of debt, net realized gains and investment income, which was partially offset by underwriting losses and corporate expenses.

Income (Loss) from Discontinued Operations

In the third quarter, the Company reported income of $2.3 million from discontinued operations ($10.6 million year to date), compared to a loss from discontinued operations of $89.4 million in the third quarter of last year ($172.0 million prior year to date).  During the third quarter of 2010, the Company recorded income of $2.3 million from its discontinued Avalon business.

During the first quarter of 2010 the Company disposed of Jevco. As part of the agreement, the Company had the option to sell a property that was included in the purchase agreement. The purchase price would decrease if the sale price of the property was less than its carrying value, up to a maximum of approximately C$6.3 million. The purchase price would increase by 94.5% of every dollar that the sale price exceeded the carrying value. On June 15, 2010, the Company sold the property for less than its carrying value and as a result, the purchase price was decreased by C$2.2 million.

As a result of the disposal of Jevco, the Company realized an after tax loss of $2.2 million in the second quarter (gain of $30.4 million year to date). Included in this gain is a $34.1 million foreign currency exchange gain previously recorded in accumulated other comprehensive income and now recognized as a result of the disposal of Jevco in 2010.

Net Income (Loss) and Earnings (Loss) Per Share - Net Income (Loss)

In the third quarter, the Company reported net income of $2.5 million ($8.1 million year to date), compared to net loss of $118.1 million in the third quarter of last year ($214.8 million prior year to date). Diluted earnings per share was $0.05 for the quarter ($0.16 year to date) compared to loss per share of $2.19 for the third quarter of 2009 ($3.92 prior year to date).

Balance Sheet

The table below shows a review of selected categories from the balance sheet reported in the financial statements as at September 30, 2010 compared to December 31, 2009.

	As at
(in millions of dollars except per share values)	September 30, 2010	December 31, 2009	Change
Assets
Cash and cash equivalents	$124.6	$58.7	112.3%
Securities	310.0	512.2	(39.5%)
Accounts receivable and other assets	73.3	94.3	(22.3%)
Receivable from security transactions	68.0	-	-
Income taxes recoverable	11.8	15.9	(25.8%)
Funds held in escrow	21.6	-	-
Future income taxes	8.4	9.5	(11.6%)
Capital assets	25.4	27.4	(7.3%)
Goodwill and intangible assets	48.6	37.6	29.3%
Assets held for sale	2.6	1,148.4	(99.8%)

Liabilities
Unearned premiums	99.6	120.7	(17.5%)
Unpaid claims	299.1	368.5	(18.8%)
Senior unsecured debentures	36.9	176.8	(79.1%)
Liabilities held for sale	-	907.4	(100.0%)

Shareholders’ Equity
Book value per share	2.88	3.28	(13.1%)

Cash:
The cash balance increased to $124.6 million as at September 30, 2010 compared to $58.7 million as at December 31, 2009.  The increase in cash is primarily due to the proceeds received from the Jevco sale, partially offset by the funds used to repurchase debt. The offset to the increase in cash is reflected by the reduction of assets and liabilities held for sale reduced to nil.

Securities:
The fair value of the securities portfolio decreased 39.5% to $310.0 million, compared to $512.2 million as at December 31, 2009 as funds were used to reduce claims liabilities.  Also, a portion of the securities portfolio with a fair value of $81.3 million was sold at the end of the third quarter and the receivable at September 30, 2010 is recorded as receivable from security transactions.

As at September 30, 2010, 96.6% of the fixed income portfolio is rated ‘A’ or better. For a quantitative analysis of the credit exposure of the Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody’s Investor Services see Note 7 to the financial statements.

The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds:

Maturity Profile:
Due in less than one year	11.1%
Due in one through five years	62.0
Due after five through ten years	15.9
Due after ten years	11.0
Total	100.0%

There were net unrealized gains of $13.8 million on the total securities portfolio at September 30, 2010 which is included as a component of “accumulated other comprehensive income”, as compared to net unrealized gains of $5.8 million at December 31, 2009.

Receivable from security transactions:
A portion of the securities portfolio with a fair value of $81.3 million was sold at the end of the third quarter.  Of these sales transactions, $68.0 million did not settle prior to quarter-end, and is recorded as receivable for security transactions at September 30, 2010.

Funds held in escrow:
Funds held in escrow are the remaining proceeds to be received from the Jevco and HI Holdings sales once future contingent adjustments are known.  See financial statement note 3 for further details.

Income taxes recoverable:
Income taxes recoverable decreased due to the receipt of income tax refunds that were generated from losses in the prior years.

Future income taxes:
Future income taxes have decreased due to temporary differences that have arisen as a result of severance costs, an increase in the valuation allowance related to state net operating losses recorded during the third quarter of 2010, and a deferred intercompany transaction related to the Jevco disposal.  The valuation allowance recorded in the balance sheet against the future tax asset increased by $1.0 million in the current quarter ($8.8 million year to date). This allowance has been established as a result of the continuing losses of the US operations.  Uncertainty over the Company’s ability to utilize these loses over the short term has led to the Company recording this additional allowance.

Goodwill and intangible assets:
Goodwill and intangible assets increased due to the acquisitions of Itasca on January 4, 2010 and JBA on September 30, 2010. See financial statement note 11 for further details.

Assets held for sale:
Assets held for sale at September 30, 2010 consist of properties held for sale. Assets held for sale at December 31, 2009 consisted of all of the assets of Jevco.  These assets were sold on March 29, 2010.

Unearned premiums:
Unearned premiums decreased 17.5% since December 31, 2009 as a result of lower written premiums.

Liabilities held for sale
Liabilities held for sale at December 31, 2009, consisted of all of the liabilities of Jevco. These liabilities were sold on March 29, 2010.

Unpaid claims:
The following table presents a summary of the provision for unpaid claims by line of business:

(in millions of dollars)	As at
Line of Business	September 30, 2010	December 31, 2009
Non-Standard Auto	$151.1	$183.0
Commercial Auto	143.7	179.5
Other	4.3	6.0
Total	$299.1	$368.5

The provisions for unpaid claims decreased by 18.8% to $299.1 million at the end of the third quarter compared to $368.5 million at the end of 2009.

The provision for unpaid claims includes case reserves for individual claims of $201.6 million ($229.6 million at December 31, 2009) and a provision for Incurred But Not Reported (“IBNR”) claims which decreased 29.8% to $97.5 million ($138.9 million at December 31, 2009).

Book value per share:
Book value per share decreased by 12.2% to $2.88 at September 30, 2010 from $3.28 at December 31, 2009 as a result of $8.1 million of net income in the period and the decrease of $26.0 million in the “Accumulated other comprehensive income”, component of shareholders’ equity.

Contractual Obligations and Related Contingencies

Information concerning contractual maturities of financial instruments as at September 30, 2010 is shown in Note 7 of the financial statements. For further details on the Company’s long term debt and interest obligations, refer to Note 17 of the Company’s 2009 audited consolidated financial statements and pages 20 to 25 of the 2009 Annual Report which sets out the Company’s contractual obligations as at December 31, 2009.

On June 29, 2009, Kingsway and Lincoln entered into an agreement with Rockwall Financial Advisors, LLC (“Rockwall Financial”). Pursuant to the Run-off Management Agreement (the “Run-off Management Agreement”), Rockwall Financial was to serve as the run-off manager for Lincoln.  In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the October 19, 2009 disposition of Lincoln, the Company had accrued in 2009 $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at September 30, 2010.

In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off.  Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed, Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement.  Shortly before Rockwall Financial’s unilateral decision to stop providing services to support Lincoln, Rockwall Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and Lincoln in which Rockwall Financial received payments and a release.  In that litigation, Lincoln had alleged, among other things, that Rockwall Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.

Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million.  Kingsway intends to defend the arbitration vigorously.  As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off Management Agreement, abandoning the Lincoln run-off without cause and, as a result is not entitled to the sums it has demanded.  Kingsway has also asserted counterclaims against Rockwall and two of its principals.

The Company is also the defendant in two separate breach of contract suits filed by two former employees.

Liquidity and Capital Resources

During the three and nine months ended September 30, 2010, the cash used in operating activities were $55.9 million and $145.9 million, respectively.  The Company’s insurance subsidiaries fund their obligations primarily through premium and investment income and maturities in the securities portfolio.

Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.

As at September 30, 2010, the Company’s total debt to capital and senior debt to capital ratios were 48.5% and 18.3% respectively. During the quarter, the Company repurchased significant amounts of its unsecured 6% debentures due 2012 and the 7.5% senior notes due 2014, and also purchased additional units of the KLROC pursuant to a tender offer. These repurchases have resulted in a reduction of the total debt to capital and senior debt to capital ratios. As a result, the limitations and restrictions described above are not applicable at September 30, 2010.  Further details of the buybacks have been noted under note 12 to the financial statements pertaining to buy-back of senior notes.

As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments. The Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements over the next twelve months. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the Company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

On June 26, 2009, KFS Capital, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust (“KLROC”) at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company acquired ownership of 121,000 units of the KLROC outside of the tender offer at an average price of C$10.45 per unit through a series of purchases on the Toronto Stock Exchange. On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP (refer to note 11 for additional details). As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital.

Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of the Company announced on July 14, 2009 the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due 2012 (the “2012 Debentures”).  The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9.2 million in aggregate principal amount of Debentures. Kingsway 2007 General Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.

On March 29, 2010, as part of the closing of the Jevco sale transaction the Company repurchased $36.9 million (C$37.5 million) of par value of the “2012 Debentures” realizing a gain of $5.9 million. The Company also repurchased $47.9 million of par value of the 7.50% senior notes due 2014 “2014 Debentures” realizing a gain of $9.2 million. During the third quarter of 2010, the Company has repurchased an aggregate principal amount of $30.1 million (C$30.9 million) of unsecured 6% debentures due 2012 and an aggregate principal amount of $17.6 million of 7.5% senior notes due 2014 for a total purchase price of approximately $28.5 million (C$29.3 million) and $16.6 million, respectively. The repurchases resulted in a gain of $1.6 million on the unsecured 6% debentures due 2012 and $1.0 million on the 7.5% senior notes due 2014.

The Company announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the Toronto Stock Exchange (“TSX”). The normal course issuer bid was originally announced by the Company on November 28, 2008. Purchases under the normal course issuer bid from December 2, 2008 to December 1, 2009 were limited to 2,753,426 common shares (or approximately 5% of the aggregate number of common shares outstanding on November 15, 2008). Purchases under the normal course issuer bid, as amended, were limited to 5,386,545 common shares, or approximately 10% of the public float on November 28, 2008. The normal course issuer bid, as amended, terminated on December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77.

As at September 30, 2010 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.

In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at September 30, 2010, all U.S. subsidiaries are estimated to be above the required RBC levels, with RBC ratio estimates ranging between 228% and 14096%, and have estimated aggregate capital of approximately $64.1 million in excess of the 200% level. During the second quarter of 2010, the Company rescinded its previously announced expansion of an intercompany pooling arrangement which had incorporated additional affiliated insurance entities effective January 1, 2010.  Under this agreement, premiums, losses, acquisition costs and underwriting expenses are pooled and then allocated to the members of the pool based upon predetermined participation percentages.  As a result of the rescission, effective January 1, 2010 the new members of the pool along with their corresponding participation percentage are as follows;  American Service Insurance Company (70%) and American Country Insurance Company (30%).

In May 2009, the Company placed all of Lincoln General Insurance Company (“Lincoln”) into voluntary run-off.  After that date Lincoln continued to experience losses from unfavourable reserve development. The result of Lincoln’s operational losses greatly reduced the Company’s capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

On October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, KAI, an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire.  Walshire was the sole shareholder of Lincoln. All of the stock of Walshire was donated to charities, and with this disposition Lincoln ceased being a member of the Kingsway group of companies.  The method of disposal of Walshire is lawful and valid but is not a standard method of disposing of an insurance company. The choice of this nonstandard method of disposition has led to litigation, as discussed below; has caused some regulatory scrutiny; and has the potential to adversely affect the reputation of the Company.

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Walshire and Lincoln. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to the Pennsylvania Supreme Court. The Company is opposing this appeal.

 On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln was met in 2009.  The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions.  These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

On June 29, 2009, Kingsway and Lincoln entered into an agreement with Rockwall Financial Advisors, LLC (“Rockwall Financial”).  Pursuant to that agreement (the “Run-off Management Agreement”), Rockwall Financial was to serve as the run-off manager for Lincoln.  In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the October 19, 2009 disposition of Lincoln, in 2009, the Company had accrued $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at September 30, 2010.

In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off.  Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed, Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement.  Shortly before Rockwall Financial’s unilateral decision to stop providing services to support Lincoln, Rockwall Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.

Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously.  As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off Management Agreement, abandoning the Lincoln run-off without cause and, as a result is not entitled to the sums it has demanded. Kingsway has also asserted counterclaims against Rockwall and has moved to assert claims against two of Rockwall’s principals.

As part of the ongoing transformation program, during the second quarter of 2009 the Company began terminating all related party reinsurance treaties. As at September 30, 2009, all treaties between Kingsway Reinsurance Corporation and the U.S. operating companies have been commuted. This initiative has resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.

As at September 30, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the Company’s U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. At September 30, 2010 the capital maintained by Kingsway Reinsurance Corporation was approximately $10.2 million in excess of the regulatory capital requirements in Barbados.

As at September 30, 2010, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $0.5 million in excess of the regulatory capital requirements in Bermuda.

Off-Balance Sheet Financing

The Company has one off-balance sheet financing arrangement as described on page 25 of the 2009 Annual Report.

Critical accounting estimates and assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year to date results of the Company reflects management’s judgments regarding the impact of prevailing global credit, and equity market conditions. Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A, as described on page 28 of the 2009 Annual Report.

Related Party Transactions

Related-party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value.  For additional details, see Note 13 of the financial statements.

On January 4, 2010, the Company and its subsidiary Kingsway America Inc. acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr.Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company.  The value of the consideration paid was approximately $2.5 million at the time of close.

Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets, who was appointed Chief Executive Officer and President of KFSI effective June 30, 2010.

In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. No funds were ever drawn on this facility and it has expired.  In the fourth quarter of 2009, a new $20 million facility was obtained from AP Assurance. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was terminated on February 25, 2010.

In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the Company, commencing April 1, 2010.  This agreement is at fair market terms and conditions.

In 2009, in addition to a previously agreed retainer of C$0.1 million, the Board of Directors had decided to pay additional retainer payments of $0.4 million and C$0.1 million to the Chairman of the Board. Of these additional amounts, in 2009, the Company had paid $0.2 million and C$0.1 million.  In 2010, the remaining $0.2 million owing was paid.

In the first quarter of 2010, in addition to a previously agreed retainer of C$0.2 million, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. This additional payment was made in the second quarter of 2010.

In the second quarter of 2010, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. The Company paid half of this additional amount in the second quarter of 2010. This remaining payment was made in the third quarter of 2010.

The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the Company.

International Financial Reporting Standards (“IFRS”)

As previously disclosed, the Company will present its consolidated financial statements for the year ending December 31, 2011 and its quarterly consolidated financial statements commencing with the quarter ending March 31, 2011 in accordance with IFRS, including comparative prior period results and balances. An opening IFRS balance sheet as of January 1, 2010, the transition date, will also be presented together with a reconciliation to the December 31, 2009 balances presented in accordance with Canadian GAAP. As permitted by the U.S. Securities and Exchange Commission (“SEC”) the Company will not provide a reconciliation of its IFRS reported results to U.S. generally accepted accounting principles (“US GAAP”) in its annual consolidated financial statements filed with the SEC.

The International Financial Reporting Standards consist of the IFRS and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) together with interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).  IFRS uses a conceptual framework similar to that of Canadian GAAP, but there are significant differences in recognition, measurement, and disclosure which have been identified and will be addressed in the course of implementing IFRS.

A formal IFRS Project Charter (“Project Charter”) and an IFRS Project Plan (“Project Plan”) were prepared during the Initial Assessment Phase, outlining the key elements and timing of the plan, and were both approved by the IFRS Project Steering Committee and Audit Committee.

The Project Charter focuses on the purpose and objectives of the project, expectations and deliverables to key stakeholders, project scope and approach, milestone plan with completion criteria, date and deliverables, significant project risks and mitigation actions, roles and responsibilities of the IFRS Project Steering and Implementation Committees, project management, issue resolution, and communication plan.

The project Plan is updated on a regular basis and tracked by the level of completion of the detailed activities as shown below:

Phase	Estimated completion date	Key elements	Status at September 30, 2010
Phase 1 - Initial Assessment	November 2008	a) Form IFRS Project Steering and Implementation Committees; b) Prepare a Project Charter and a Project Plan; c) Prepare high level impact assessment on the Company’s financial statements	Completed
Phase 2 - Detailed Assessment	December 2009
a)    Identify IFRS standards applicable to the Company;
b)    IFRS vs. Canadian GAAP/U.S. GAAP accounting/disclosure gap analysis
c)    IFRS 1 analysis
d)    Accounting strategy analysis (i.e. preliminary accounting policy choices);
e)    Information technology and internal controls impact assessments
f)     Business impact assessment (such as assess impact on contracts which are based on Canadian GAAP measures);
g)    Bonuses/variable compensation impact assessment
h)    Design training strategy for the employees directly or indirectly associated with IFRS conversion;
i)     Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)
Completed

Phase 3 - Solutions Development	July 2010
a)    Financial impact analysis;
b)    Quantification of IFRS and Canadian GAAP differences;
c)    Selection and documentation of IFRS accounting policies;
d)    Design of internal controls;
e)    Document proposed system changes;
f)     Renegotiate contracts if impacted by IFRS;
g)    Redesign compensation plan;
h)    Prepare implementation plan for accounting and reporting, systems, business and people; systems,
i)     Perform income tax impact assessment,
j)     Prepare proforma IFRS financial statements;
k)    Revisit communication and training strategy;
l)     Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)

Completed activities:
a)    Financial impact analysis;
b)    Quantification of IFRS and Canadian GAAP differences;
c)    Selection and documentation of IFRS accounting policies;
d)    Design of internal controls;
e)    Document proposed system changes;
f)     Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)
g)    Compensation plan design remains unchanged
h)    Perform income tax impact
i)     Renegotiate contracts - no impact
a)    Prepare proforma IFRS financial statements;
In Process:
a)    Prepare implementation plan for accounting and reporting, systems, business and people;
b)    Revisit communication and training strategy;

Phase 4 - Implementation	December 2010
a)    Implementation of IFRS accounting policies;
b)    Prepare for the fiscal year 2010 IFRS opening balance sheet;
c)    Prepare IFRS comparatives for the first quarter to fourth quarter of 2010;
d)    Perform system enhancements to report information under IFRS;
e)    Implement new accounting and business processes;
f)     Document changes to internal controls;
g)    Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements);
h)    Execute IFRS technical training and change to processes;
i)     Draft accounting policy manual and guidelines
j)     Continuous monitoring of changes to IFRS standards, processes and systems.

Completed activities:
a)    Implementation of IFRS accounting policies;
b)    Prepare for the fiscal year 2010 IFRS opening balance sheet;
c)    Prepare IFRS comparatives for the first quarter 2010.
d)    Draft accounting policy manual and guidelines
In Process
e)    Prepare IFRS comparatives for the second to fourth quarter of 2010;
f)    Perform system enhancements to report information under IFRS;
g)    Implement new accounting and business processes;
h)    Document changes to internal controls;
i)     Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements);
j)     Execute IFRS technical training and change to processes;
k)    Continuous monitoring of changes to IFRS standards, processes and systems.

The entire project is expected to be completed by December 31, 2010.

The following is an update of the impact of adopting IFRS on the Company’s accounting, processes, information systems and internal controls as of September 30, 2010.

1.	IFRS 1: First-Time Adoption of IFRS

First-time Adoption of International Financial Reporting Standards (“IFRS 1”) generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits certain optional exemptions to full retrospective application of standards in effect on the initial reporting date. The following are the optional exemptions that KFSI has elected, to apply prospectively as of the transition date, January 1, 2010. The impact of these exemptions expected to be significant during preparation of the first financial statements under IFRS:

•
Business combinations: IFRS 1 permits a first-time adopter to elect not to apply IFRS 3, Business Combinations retrospectively for business combinations that occurred before the date of transition to IFRS. KFSI has elected this exemption and will prospectively apply IFRS 3 to business combinations from the transition date of January 1, 2010.  The classification and measurement of past business combinations will be based on acquisition date values and the goodwill carrying amount will be based on Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

•
Cumulative translation differences: International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. KFSI has elected to deem all cumulative translation differences to zero on the transition date to IFRS. Cumulative translation balance of $14.8 million will be deemed zero at December 31, 2009, and the transition date will be the reference point for future foreign entity disposals.

•
Designation of previously recognized financial instruments: An entity is permitted to designate at the date of transition any financial asset as available for sale, or a financial instrument at fair value through profit and loss (FVTPL) provided that the asset or liability meets the criteria for such classification [IAS 39.9(b) (i), (b) (ii) and (11A)]. KFSI has elected to designate its senior unsecured debentures at FVTPL. This comprises of a $125.0 million note issued by Kingsway America Inc. due in 2014 and a C$100.0 million debenture offering by a general partnership of the company due in 2012 of $97.6 million and $79.2 million respectively at December 31, 2009. The debt is currently classified as other financial liabilities and measured at amortized cost using the effective interest rate method under Canadian GAAP.  The FVTPL election will first, reduce the accounting mismatch since the majority of the fixed income securities portfolio, which share interest rate risk with the debt liabilities, is classified as available for sale and measured at fair value, and secondly because the Kingsway debt is managed and evaluated on the basis of its fair value.  As a result of the above change in accounting policy, a previously unrealized gain estimated at $73.3 million will be recognized in the retained earnings on transition date to IFRS. Subsequent gains or losses on fair valuation of the debt will be recognized in the profit and loss account under IFRS. As a result of gains recognized on the repurchase of senior indebtedness and the appreciation in the market value of the Company’s senior indebtedness since the transition date the unrealized gain described above will decline significantly following the transition date.

KFSI has also elected the following IFRS 1 exemptions on transition date. The impact has been determined not to be significant to the financial statements on adoption of IFRS.

•	Insurance Contracts: IFRS 1 election allows KFSI as a first-time adopter to apply the transitional provisions of IFRS 4, Insurance contracts. See 2(d) below.

•
Share-Based Payment Transactions: KFSI has elected to apply IFRS 2, Share Based Payments requirements for  equity settled share based payments prospectively from transition date.  There is no impact on the consolidated financial statements on transition date resulting from this election.

•
Fair Value or Revaluation as Deemed Costs: KFSI previously reported that it had elected IFRS 1 exemption to use fair value as deemed cost for self constructed property on the transition date. With the sale of the Jevco subsidiary the Company no longer has self constructed property and accordingly will continue to use amortized cost as deemed cost.

•
Leases: IFRS 1 election allows a first time adopter to determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date. Based on assessment performed by the Company no new arrangements which may contain a lease where identified, and there is no impact.

•
Investments in Subsidiaries, Jointly Controlled Entities and Associates: KFSI has elected the IFRS 1 exemption to present investment in subsidiaries based on Canadian GAAP carrying value, in the separate financial statements, as the deemed cost under IFRS on transition date.

2.	Accounting Impact Analysis

During the Detailed Assessment Phase- Phase 2, an IFRS Accounting Impact Matrix was prepared, analyzing IFRS/ Canadian GAAP accounting differences, and the expected impact on the Company and its subsidiaries on adoption of IFRS.  Based on the IFRS standards expected to have a significant impact on the Company and its subsidiaries, Position Papers were prepared to individually assess the financial, process, internal controls, information systems and people impact of each selected standard on the Company on adoption of IFRS. The quantification of the financial impacts is in process and will continue though the completion of the project.

The following is an update on impact on adoption of IFRS that has been quantified through September 30, 2010.

a)	IAS 27 - Consolidated and Separate Financial Statements

In July, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”), Kingsway Note Trust (“KN Trust”), KL LP, ROC GP and ROC LLC were formed in order to provide investors with exposure to a note payable by KAI and to provide KAI with financing. The Company was a promoter of these entities.  KLROC Trust issued 3,120,000 preferred units to the public and the net proceeds were used to purchase the note payable by KAI. Prior to June 30, 2010, these entities were considered variable interest entities (“VIE”) under Canadian GAAP because the Company was not considered to be the primary beneficiary. The financial statements of these entities were not consolidated and the Company accounted for its investments in them using the equity method. In July 2010, the Company purchased additional KLROC units and now beneficially owns and controls 74.8% of the issued and outstanding KLROC units.  The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP.

IAS 27 and SIC 12 do not have a concept of VIE and require that a parent consolidate its investments in subsidiaries using the control model where the parent obtains the benefits from the subsidiaries activities. The Company has determined that, under IFRS, these entities were formed under trust agreements that strictly control their activities and the Company obtains the benefits of their activities. Accordingly under IFRS, the Company will continue to consolidate the financial statements of KLROC Trust which includes the accounts of the other aforementioned entities, beginning January 1, 2010, the IFRS transition date.

b)	IAS 40 - Investment property

We previously disclosed that property owned by the Company and leased to third parties of $1.3 million would be reclassified to investment property from capital assets as required by IAS 40. This property is included in Assets Held for Sale as of September 30, 2010 and accordingly will not be reclassified to investment property in our opening IFRS balance sheet.

c)	Insurance contracts

IFRS 4 Insurance Contracts allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment performed by the Company, the impact on adoption of IFRS 4 is not significant.

IFRS 4 introduces new disclosures, which will be included in the Company’s financial statements on adoption of IFRS. These include disclosures of insurance risk sensitivity, surrounding the nature and extent of risks arising from its insurance contracts, and showing the impact on profit or loss and equity if changes in the relevant risk variables that were reasonably possible at the end of the reporting period had occurred, and the methods and assumptions used in preparing the sensitivity analysis.  New disclosures also include concentration of insurance risk, detailing management’s basis of determining insurance risk concentration and a description of the shared characteristics identifying each concentration. In determining insurance risk sensitivity and concentration, the Company will implement additional monitoring controls over the use of estimates and end user computing processes.

IFRS 4 also disallows off setting of insurance liabilities against related insurance assets as well as income and expenses which are offset from reinsurance amounts.

d)	Impairment of Assets

IAS 36 requires the recoverable amount of an asset to be measured whenever there is an indication that the asset may be impaired. In addition the standard also requires that intangible assets with indefinite lives be tested for impairment on the transition date and annually thereafter, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication of impairment. Under Canadian GAAP, an evaluation is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company will therefore perform a full impairment test by determining the recoverable value of an asset based on the higher of fair value less costs to sell or value in use. The value in use of an asset will be based on discounted cash flows under IFRS.

At December 31, 2009, KFSI had intangible assets with indefinite useful lives with a carrying value of $10.1 million. The Company is in the process of performing the impairment test for intangible assets on transition date based on IAS 36 requirements.

Based on the expected process changes above on adoption of IAS 36, the system will be modified to track the history of impairment losses arising on an individual asset basis, if any, and the impairment model will also be updated to apply discounted cash flows to determine the value in use of an asset under IFRS. Controls will be put in place for the appropriate selection of the discount rate and over tracking of impairments by asset in the event that an impairment charge is reversed.

e)	Property, Plant and Equipment

IAS 16 requires that each part of an item of property, plant and equipment with a cost that is significant in relation to total cost of the item shall be depreciated separately. An analysis completed in the first quarter 2010 of the useful lives of components of buildings was performed and the impact of separately depreciating the components was determined to be immaterial. Accordingly depreciation will continue under the current method.

f)	Non-current Assets Held for Sale and Discontinued Operations

We previously disclosed that Liabilities Held for Sale at December 31, 2009 included a deferred gain of C$0.8 million related to a sale and leaseback of property owned by the Jevco subsidiary. The lease is an operating lease.  IAS 17 requires that gains and losses on sale and leaseback transactions be recognized in profit or loss at the date of the transaction. We had initially determined that the gain would be credited to retained earnings in our opening balance sheet.  We have since determined that as a result of further analysis and other offsetting immaterial adjustments this adjustment is not material and will therefore not be recorded.

g)	Share-Based Payment Transactions

IFRS 2 Share Based Payments requires that forfeitures of equity settled share based payments which have been granted, are estimated upfront and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The Company will therefore change its basis of determining the estimate, which is currently based on actual forfeitures at period end over the vesting period. There will be no financial impact over the vesting period of the granted shares, although the estimated periodic compensation expense may differ from the current accounting policy.

On adoption of IFRS, each of the Company’s subsidiaries, whose employees participate in the Kingsway Financial Stock Option Incentive Plan in which the parent company grants rights to its shares, to employees of its subsidiaries, will each recognize the corresponding compensation benefit for its employees, and a corresponding increase in equity as a contribution from the parent Company in accordance with IFRIC 11 Group and Treasury shares transactions. There will be no impact on the consolidated financial statements. Change management controls will be required over the accounting for the stock options at subsidiary level.

h)	Presentation of financial statements

The Company has made additional accounting policy choices as a result of adoption of IFRS which will affect the disclosures in the financial statements, among which is the accounting policy choice for an entity to present its expenses either by nature or function on the face of the Statement of Comprehensive Income. The Company will present its expenses by nature, which is deemed to provide more relevant information as an insurance company. This will result in significant changes to the current mapping of the general ledger to the financial statements and appropriate controls will be implemented.

3.	Impact on processes, information systems and controls

While new processes, internal controls and modifications to the existing information systems have been identified and plans are also underway to implement the changes arising from the new accounting policies selected under IFRS, the Company has determined that the other changes to its current accounting, information systems or its processes as a result of the conversion to IFRS will not be significant, except as described above.

The Company identified the processes and information systems changes which will be required as a result of adoption of IFRS. Proposed internal controls have been designed as part of the Position Papers analysis, to mitigate the risks arising from the process and information systems changes and to also ensure the internal control over financial reporting is robust. The process and internal controls changes resulting from adoption of IFRS have been identified in the respective Position Papers and will be formally documented and updated as the project progresses. Internal controls which have been designed to address the changes in processes as a result of adoption of IFRS are expected to be implemented and evaluated during Phase 4 Implementation Phase, of the project.

Regular Steering Committee meetings attended by various members of management are held to communicate, review the project progress and deliverables. The Audit Committee continues to provide oversight to the IFRS project, and reviews the project status periodically.  To date, the group’s IFRS 1 elections and IFRS accounting policy choices have been approved by both the Steering and Audit Committees.

4.	Financial reporting expertise, including training requirements

Initial education and training sessions on the adoption of IFRS, have been communicated to the Company’s finance and accounting staff. A training program has been prepared for more detailed sessions across the group to be held within the Solutions Development and Implementation Phases of the project. This will focus among others, on the Company’s IFRS policy choices, and the changes to the existing procedures and controls as a result of adopting IFRS. An additional IFRS Resource was also contracted to provide additional support to the in-house management team. Current resources are deemed appropriate to satisfactorily carry out the project to completion.

5.	Future Modifications to IFRS

In July 2010, the IASB issued an Exposure Draft, Insurance Contracts, an Amendment to IFRS 4. The Exposure Draft proposes significant changes in the accounting for insurance contracts. The Company is studying the impact of these changes on its operations, financial position and results of operations, if issued as set forth in the Exposure Draft.

The IASB is in process of modifying current standards and is expected to issue new standards in the coming months. The Company will continue to review proposed and issued standards and interpretations. The impact of these yet to be issued changes on the Company’s business activities cannot be quantified at this date.

Disclosure of Outstanding Share Data

As at September 30, 2010, the Company had 52,095,828 common shares outstanding and there have been no changes up to the reporting date.

Summary of Quarterly Results

The following table presents the financial results over the previous eight quarters.

(in millions of dollars except per share values)
	2010	2010	2010	2009	2009	2009	2009	2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross premiums written	$62.8	$58.9	$84.3	$70.4	$82.8	$86.7	$136.9	$101.2
Net premiums earned	63.2	69.7	81.5	79.7	103.0	111.1	136.4	119.3
Total Revenue	69.9	81.8	83.4	71.3	106.4	122.6	142.6	115.3
Net income (loss) from continuing operations	0.2	(16.3)	(16.8)	(65.2)	(28.7)	(11.6)	(5.6)	(165.2)
Net income (loss)	2.5	(18.5)	24.1	(75.5)	(118.1)	(38.4)	(58.3)	(360.4)
Earnings (loss) per share - continuing operations
Basic	$-	$(0.31)	$(0.32)	$(1.26)	$(0.53)	$(0.21)	$(0.10)	$(3.00)
Diluted	$-	$(0.31)	$(0.32)	$(1.26)	$(0.53)	$(0.21)	$(0.10)	$(3.00)
Earnings (loss) per share - net income (loss)
Basic	$0.05	$(0.36)	$0.46	$(1.46)	$(2.19)	$(0.70)	$(1.06)	$(6.53)
Diluted	$0.05	$(0.36)	$0.46	$(1.46)	$(2.19)	$(0.70)	$(1.06)	$(6.53)

Supplementary Financial Information from Continuing Operations

Financial Strength Indicators:
Some of the key indicators of the Company’s financial strength are as follows:
	September 30, 2010	December 31, 2009
Senior debt to capitalization ratio	18.3%	48.7%

Total debt to capitalization ratio	48.5%	66.6%

Risk Factors

The Company’s 2009 Annual Report (“2009 Annual Report”) includes description and analysis of the key factors and events that could impact future earnings under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis”. These factors and events have, for the most part, remained substantially unchanged except as otherwise disclosed herein.

Internal Controls over Financial Reporting and Disclosure Controls & Procedures

Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.  There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the interim filings are being prepared.

Forward Looking Statements

This press release (including the Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or similar words are used to identify such forward looking information. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see the Company’s securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Additional information relating to the Company, including the Company’s Annual Report and the Company’s Annual Information Form is on SEDAR at www.sedar.com.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except for per share values)

(Unaudited)	Three months ended September 30:		Nine months ended September 30:
	2010	2009	2010	2009
Gross premiums written	$62,818	$82,767	$206,024	$306,397
Net premiums written	$57,349	$82,767	$186,338	$333,941
Revenue:
Net premiums earned	$63,210	$102,990	$214,368	$350,490
Investment income (loss) (Note 6)	278	(8,629)	13,431	10,662
Net realized gain (Note 6)	6,362	12,016	7,222	9,975
	69,850	106,377	235,021	371,127
Expenses:
Claims incurred	$55,117	$89,636	$180,930	$285,863
Commissions and premiums taxes	6,012	18,003	30,409	56,152
General and administrative expenses	26,041	26,606	75,655	64,016
Restructuring costs (Note 10)	-	5,481	4,898	13,762
Interest expense	2,682	5,757	12,374	17,971
Amortization of intangibles	1,743	2,913	5,125	11,448
	91,595	148,396	309,391	449,212
Loss before unusual items and income taxes	(21,745)	(42,019)	(74,370)	(78,085)
Gain on buy-back of senior notes (Note 12)	2,600	6,607	19,157	9,254
Gain on consolidation of KLROC (Note 11)	17,820	-	17,820	-
Loss from continuing operations before income taxes	(1,325)	(35,412)	(37,393)	(68,831)
Income tax (recovery)	(1,536)	(6,707)	(4,494)	(27,682)
Income (loss) from continuing operations	211	(28,705)	(32,899)	(41,149)
Income (loss) from discontinued operations, net of taxes (Note 3)	2,283	(89,420)	10,641	(172,003)
Income (loss) on disposal of discontinued operations, net of taxes (Note 3)	-	-	30,354	(1,616)
Net Income (Loss)	$2,494	$(118,125)	$8,096	$(214,768)
Earnings (loss) per share - continuing operations:
Basic:	$0.00	$(0.53)	$(0.63)	$(0.75)
Diluted:	$0.00	$(0.53)	$(0.63)	$(0.75)
Earnings (loss) per share - net income (loss):
Basic:	$0.05	$(2.19)	$0.16	$(3.93)
Diluted:	$0.05	$(2.19)	$0.16	$(3.92)
Weighted average shares outstanding (in ‘000s):
Basic:	52,096	53,907	52,090	54,677
Diluted:	52,096	53,940	52,090	54,730

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30, 2010 (unaudited)	December 31, 2009
ASSETS
Cash and cash equivalents	$124,571	$58,726
Securities (Note 6)	309,969	512,197
Accrued investment income	2,611	4,158
Financed premiums	16,767	15,237
Accounts receivable and other assets	73,289	94,285
Receivable from security transactions	68,022	-
Funds held in escrow (Note 3)	21,586	-
Due from reinsurers and other insurers	3,239	4,938
Deferred policy acquisition costs	22,085	29,088
Income taxes recoverable	11,847	15,883
Future income taxes	8,427	9,481
Capital assets	25,434	27,375
Goodwill and intangible assets	48,636	37,573
Assets held for sale (Note 3)	2,646	1,148,414
	$739,129	$1,957,355
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Loans payable	$-	$66,222
Accounts payable and accrued liabilities	50,846	61,041
Unearned premiums	99,647	120,657
Unpaid claims	299,059	368,501
Senior unsecured debentures (Note 8)	36,887	176,764
LROC preferred units	15,353	-
Subordinated indebtedness	87,441	87,415
Liabilities held for sale (Note 3)	-	907,416
	589,233	1,788,016
SHAREHOLDERS’ EQUITY
Share capital
Issued and outstanding number of common shares	296,139	295,291
52,095,828 - September 30, 2010
51,595,828 - December 31, 2009
Contributed surplus	18,171	20,549
Deficit	(185,476)	(193,572)
Accumulated other comprehensive income	21,062	47,071
	149,896	169,339
	$739,129	$1,957,355

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

Nine months ended September 30:
(Unaudited)	2010	2009
Share capital
Balance at beginning of period	$295,291	$322,344
Issued during the period (Note 13)	848	-
Repurchased for cancellation	-	(26,428)
Balance at end of period	296,139	295,916
Contributed surplus
Balance at beginning of period	$20,549	$9,791
Forfeited options	(3,259)	(4,512)
Repurchased for cancellation	-	14,663
Stock option expense	881	1,352
Balance at end of period	18,171	21,294
Retained deficit
Balance at beginning of period	$(193,572)	$98,564
Net income (loss) for the period	8,096	(214,768)
Common share dividends	-	(1,849)
Balance at end of period	(185,476)	(118,053)
Accumulated other comprehensive income
Balance at beginning of period	$47,071	$22,873
Other comprehensive (loss) income	(26,009)	52,110
Balance at end of period	21,062	74,983
Total shareholders’ equity at end of period	$149,896	$274,140

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars)

	Three months ended September 30:		Nine months ended September 30:
(Unaudited)	2010	2009	2010	2009
Comprehensive loss
Net income (loss)	$2,494	$(118,125)	$8,096	$(214,768)
Other comprehensive (loss) income, net of taxes:
· Change in unrealized gains (losses) on available-for-sale securities:
Unrealized (losses) gains arising during the period, net of income taxes (1)	(1,763)	22,633	7,835	31,199
Recognition of realized gains to net income (loss), net of income taxes (2)	(3,739)	(12,400)	(1,942)	(19,384)
· Unrealized gains on translating financial statement of self-sustaining foreign operations	2,050	28,690	5,590	31,450
· Recognition of currency translation gain on disposal of subsidiary (Note 3)	-	-	(34,075)	-
· Loss (gain) on cash flow hedge	(972)	-	(3,417)	8,845
Other comprehensive (loss) income	(4,424)	38,923	(26,009)	52,110
Comprehensive loss	$(1,930)	$(79,202)	$(17,913)	$(162,658)

(1) Net of income tax (recovery) of $(673) for the three months ended September 30, 2010 (($3,195) for year to date) and $1,913 for the three months ended September 30, 2009 ($10,469 for year to date).

(2) Net of income tax (recovery) of $1,926 for the three months ended September 30, 2010 ($1,000 for year to date) and $(577) for the three months ended September 30, 2009 (($2,058) for year to date).

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended September 30:		Nine months ended September 30:
(Unaudited)	2010	2009	2010	2009
Cash provided by (used in):
Operating activities
Net income (loss)	$2,494	$(118,125)	$8,096	$(214,768)
Items not affecting cash:
Loss (income) from discontinued operations	(2,283)	89,420	(40,995)	173,619
Amortization of intangibles	1,743	2,913	5,125	11,448
Amortization of capital assets and deferred charges	504	(104)	1,870	(549)
Future and current income taxes	(1,536)	(6,707)	(4,494)	(27,682)
Net realized (gains) losses	(6,362)	(12,016)	(7,222)	(9,975)
Amortization of bond premiums and discounts	714	1,910	3,868	2,487
Net change in other non-cash balances	(51,150)	(40,085)	(112,111)	(122,054)
	(55,876)	(82,794)	(145,863)	(187,474)
Financing activities
Share capital	48	-	848	-
Repurchase of common shares for cancellation	-	(26,428)	-	(26,428)
Contributed surplus	(56)	12,624	(2,378)	11,503
Dividends paid	-	-	-	(1,849)
Bank indebtedness and loans payable	(52,310)	(42)	(66,196)	6,960
LROC Preferred Units	15,353	-	15,353	-
Senior unsecured indebtedness	(45,814)	(9,350)	(139,877)	(9,550)
	(82,779)	(23,196)	(192,250)	(19,364)
Investing activities
Purchase of securities	(45,074)	(1,152,774)	(79,893)	(2,690,029)
Proceeds from sale and maturity of securities	119,210	1,614,405	261,696	3,351,174
Financed premiums receivable, net	1,742	808	(1,530)	56
Acquisitions, net of cash required	-	-	(13,752)	-
Net proceeds from sale of discontinued operations	-	-	253,553	(1,941)
Net capital assets and intangible assets	660	(2,108)	(16,116)	(7,300)
	76,538	460,331	403,958	651,960

Net change in cash and cash equivalents	(62,117)	354,341	65,845	445,122
Cash and cash equivalents at beginning of period	186,688	154,709	58,726	63,928
Cash and cash equivalents at end of period	124,571	509,050	124,571	509,050
Less cash and cash equivalents of discontinued operations at end of period	-	158,972	-	158,972
Cash and cash equivalents of continuing operations at end of period	$124,571	$350,078	$124,571	$350,078

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

NOTE 1	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for Kingsway Financial Services Inc. ("Kingsway" or the “Company") consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 as set out on pages 51 to 106 of the Company’s 2009 Annual Report (“2009 Annual Report”).

NOTE 2	Changes in Accounting Policies

There were no new accounting policies adopted in the current fiscal year.

NOTE 3	Discontinued Operations

Walshire Assurance Company (“Walshire”), Zephyr Insurance Company Inc. (“Zephyr”) and Avalon Risk Management Inc. (“Avalon”), previously disclosed as part of the United States segment, and Jevco Insurance Company (“Jevco), Kingsway General Insurance Company (“KGIC”) and York Fire and Casualty Insurance Company (“York Fire”), previously disclosed as part of the Canadian segment, have been classified as discontinued operations and the results of their operations are reported separately for all periods presented.

Summarized financial information for discontinued operations is shown below.

	Three months ended September 30:		Nine months ended September 30:
	2010	2009	2010	2009
Operations:
Revenue	$2,205	$150,520	$87,064	$485,798
Income (loss) from discontinued operations before taxes	2,283	(81,988)	15,719	(165,528)
Income tax (recovery)	-	7,432	5,078	6,475
Income (loss) from discontinued operations before loss on disposal, net of taxes	$2,283	(89,420)	10,641	$(172,003)
Disposals:
Gain (loss) on disposal before income taxes	$-	$-	$29,380	$(1,941)
Income taxes recovery	-	-	(974)	(325)
	$-	$-	$30,354	$(1,616)
Income (loss) from discontinued operations, net of taxes	$2,283	$(89,420)	$40,995	$(173,619)

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

	30-Sep-10	31-Dec-09
Assets
Cash and cash equivalents	$-	$62,155
Securities	-	852,131
Accrued Investment Income	-	5,970
Finance Premiums	-	51,340
Accounts Receivable and other assets	-	19,930
Due from reinsurers and other insurers	-	76,293
Deferred policy acquisition costs	-	29,974
Income taxes recoverable	-	(5,295)
Future income taxes	-	2,802
Capital assets *	2,646	51,818
Goodwill and other intangible assets	-	$1,296
Assets held for sale and discontinued operations	$2,646	1,148,414
Liabilities
Accounts payable and accrued liabilities	$-	$9,759
Unearned premiums	-	144,323
Unpaid claims	-	753,334
Liabilities held for sale and discontinued operations	$-	$907,416
* Capital assets include U.S. real estate held for sale

Walshire:

In May 2009, the Company placed all of Lincoln General Insurance Company (“Lincoln”) into voluntary run-off.  After that date Lincoln continued to experience losses from unfavourable reserve development. The result of Lincoln’s operational losses greatly reduced the Company’s capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

On October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, Kingsway America Inc. (“KAI”), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire. Walshire was the sole shareholder of Lincoln. All of the stock of Walshire has been donated to charities, and with this disposition Lincoln ceased being a member of the Kingsway group of companies.  The method of disposal of Walshire is lawful and valid but is not a standard method of disposing of an insurance company. The choice of this nonstandard method of disposition has led to litigation, as discussed below; has caused some regulatory scrutiny; and has the potential to adversely affect the reputation of the Company.

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Walshire and Lincoln. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal.

On November 19, 2009 the day before the day the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statue upon which DOI principally release did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln was paid in 2009.  The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

At September 30, 2009, the total investment in Walshire was written down to nil. After taking into account the operating loss of Lincoln from October 1 to 19, 2009, factoring in realized investment gains and the write down of net assets, a net gain on disposal of $1.4 million was recorded and included in discontinued operations. The results of Lincoln from January 1 to October 19, 2009, the aggregate of the write-down of the investment in Walshire and the $10.0 million cash payment have been included in the income (loss) from discontinued operations, net of taxes line item in the Company’s consolidated statement of operations for the year ended December 31, 2009.

The Company’s revenues from discontinued operations relating to Walshire were nil and $43.5 million in the third quarters of 2010 and 2009 respectively, and revenues of nil and $185.7 million in the first nine months of 2010 and 2009 respectively. In total, the Company’s loss from discontinued operations relating to Walshire, net of taxes was nil and $100.8 million in the third quarters of 2010 and 2009 respectively, and losses of $2.7 million and $176.8 million in the first nine months of 2010 and 2009 respectively.

At the date of disposition, the securities, other non-cash assets and total liabilities of Walshire were $649.1 million, $322.7 million and $889.3 million respectively.

Zephyr:

On October 30, 2009, the Company completed its previously announced sale of Zephyr, a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes, for $31.5 million plus a settlement of pre-closing earnings and other post closing adjustments of $4.5 million.

As a result of the disposal, the Company recognized an after tax gain of $2.9 million during 2009.  The Company’s revenues from discontinued operations relating to Zephyr were nil and $4.5 million in the third quarters of 2010 and 2009 respectively, and revenues of nil and $12.0 million in the first nine months of 2010 and 2009 respectively.  In total, the Company’s income from discontinued operations relating to Zephyr, net of taxes were nil and $2.1 million in the third quarters of 2010 and 2009 respectively, and income of nil and $6.8 million in the first nine months of 2010 and 2009 respectively.

Avalon:

On October 9, 2009, specific assets of Avalon were sold for $1.5 million pursuant to an Asset Purchase agreement with FMG Specialty Insurance Agency LLC.  The agreement also included a transition services agreement.

As a result of the disposal, the Company recognized an after tax gain of $1.0 million during 2009. The Company wrote down the remaining associated intangible assets of $1.6 million. The Company’s revenues from discontinued operations relating to Avalon were $2.2 million and $3.2 million in the third quarters of 2010 and 2009 respectively, and revenues of $2.2 million and $8.4 million in the first nine months of 2010 and 2009 respectively. In total, the Company’s income (loss) from discontinued operations relating to Avalon, net of taxes were 2.3 million and ($3.1) million in the third quarters of 2010 and 2009 respectively, and income (loss) of $2.3 million and ($4.5) million in the first nine months of 2010 and 2009 respectively.

Canadian Operations:

As a result of the Company’s ongoing strategic initiatives, on October 1, 2009, Jevco assumed the assets and liabilities of KGIC, a wholly owned Canadian subsidiary of the Company.

On November 20, 2009, the Company was advised by A. M. Best Company (“A. M. Best”) that the financial strength rating for Jevco was downgraded from “B” to “B-“. On November 23, 2009, as a result of A.M. Best’s downgrade of Jevco’s financial strength rating, the Company undertook to dispose of its majority interest in Jevco.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation (“Westaim”) to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million.  This was based on 94.5% of the difference between the book value of Jevco as at December 31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and is subject to certain future contingent adjustments.  The contingent adjustments include up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012. C$20.0 million is being held in escrow until this contingent adjustment is finalized. The Company also had the option to sell a property that was included in the purchase agreement. The purchase price would decrease if the sale price of the property was less than its carrying value, up to a maximum of approximately C$6.3 million. The purchase price would increase by 94.5% of every dollar that the sale price exceeded the carrying value. On June 15, 2010, the Company sold the property for less than its carrying value and as a result, the purchase price was decreased by C$2.2 million.

 As a result of the disposal of Jevco, the Company realized an after tax loss of $2.2 million for the second quarter (gain of $30.3 million in the first nine months of 2010). Included in this gain is a $34.1 million foreign currency exchange gain previously recorded in accumulated other comprehensive income and now recognized as a result of the disposal of Jevco in 2010.

In 2009, given that the purchase price of Jevco was less than its net book value, it was determined that the goodwill relating to the Canadian operating segment was fully impaired. As a result, the Company recorded in operating income a non-cash goodwill impairment charge relating to the Canadian operations of $6.9 million in the fourth quarter of 2009.

The Company’s revenues from discontinued operations relating to the Canadian Operations were nil and $99.3 million in the third quarters of 2010 and 2009 respectively, and revenues of $84.9 million and $279.8 million in the first nine months of 2010 and 2009 respectively. In total, the Company’s income from discontinued operations relating to the Canadian Operations, net of taxes were nil and $12.4 million in the third quarters of 2010 and 2009 respectively, and income of $41.4 million and $4.7 million in the first nine months of 2010 and 2009 respectively.

At the date of disposition, the securities, other non-cash assets and total liabilities of Jevco were $909.4 million, $248.7 million and $913.6 million respectively.

Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway America Inc., 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 30, 2010, whereby the Company repurchased $84.8 million of par value of the senior unsecured debentures. The repurchase resulted in a gain of $15.1 million, which was recorded in the first quarter of 2010.

York Fire:

On September 30, 2008, the Company sold York Fire, a primarily standard insurance writer, to La Capitale General Insurance Inc. for C$95 million in cash. The final settlement was completed in the first quarter of 2009 and the adjustments were reflected accordingly. The Company’s revenues from discontinued operations relating to York Fire were nil and nil in the third quarters of 2010 and 2009 respectively, and revenues of nil and ($0.2) million in the first nine months of 2010 and 2009 respectively. In total, the Company’s loss from discontinued operations relating to York Fire, net of taxes were nil and nil in the third quarters of 2010 and 2009 respectively, and a loss of nil and $3.8 million in the first nine months of 2010 and 2009 respectively.

NOTE 4	Stock-based Compensation

Per share value of options granted during 2010 was C$1.55 in January and C$1.57 in September. Per share value of options granted in March 2009 were C$0.45 and C$0.97. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at September 30:
	2010	2009
Risk-free interest rate	3.7%	1.8%
Dividend yield	-%	4.2%
Volatility of the expected market price of the Company’s common shares	203.9%	88.1%
Expected option life (in years)	4.0	4.0

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable.  As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

 In the third quarter 2010, the Company recognized a reversal of compensation expense as a result of forfeited options of $0.3 million ($3.2 million year to date) compared to $2.6 million for the same quarter in 2009 ($4.5 million prior year to date).

NOTE 5	Segmented Information

The Company provides property and casualty insurance. Previously, the Company managed these businesses in three reportable segments, Canada, the United States and Corporate. As a result of implementing its Corporate restructuring plan, exiting non-core business and the sale of its remaining Canadian operations, the Company now manages its business in the following three segments: the United States, Business in Run-off and Corporate. The United States segment consists of U.S. operations and includes transactions with one of the Company’s reinsurance subsidiaries. The Business in Run-off is comprised of the Southern United Fire Insurance Company Inc. (“SUFI”) business. Beginning in the second quarter of 2010, SUFI’s results are not considered material and are reported as part of the U.S. operations.  Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

	Three months ended September 30, 2010
	United States	Run-Off	Corporate	Total
Gross premiums written	$62,818	$-	$-	$62,818
Net premiums earned	63,210	-	-	63,210
Investment income	4,438	-	(4,160)	278
Net realized gain	6,362	-	-	6,362
Interest expense	2,682	-	-	2,682
Amortization of capital assets	484	-	36	520
Amortization of intangible assets and goodwill impairment	1,743	-	-	1,743
Income tax expense (recovery)	464	-	(2,000)	(1,536)
Income (loss) from continuing operations after tax	5,870	-	(5,659)	211

	Three months ended September 30, 2009
	United States	Run-Off	Corporate	Total
Gross premiums written	$82,168	$599	$-	$82,767
Net premiums earned	100,058	2,932	-	102,990
Investment income (loss)	(3,741)	127	(5,015)	(8,629)
Net realized (loss) gain	12,374	15	(373)	12,016
Interest expense	5,757	-	-	5,757
Amortization of capital assets	(270)	11	155	(104)
Amortization of intangible assets and goodwill impairment	(3,953)	6,135	731	2,913
Income tax recovery	(3,958)	-	(2,749)	(6,707)
Loss from continuing operations after tax	(6,398)	(6,993)	(15,314)	(28,705)

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

	Nine months ended September 30, 2010
	United States	Run-Off	Corporate	Total
Gross premiums written	$205,935	$89	$-	$206,024
Net premiums earned	213,948	420	-	214,368
Investment income	11,826	141	1,464	13,431
Net realized gain	7,206	-	16	7,222
Interest expense	12,374	-	-	12,374
Amortization of capital assets	1,769	8	109	1,886
Amortization of intangible assets and goodwill impairment	5,125	-	-	5,125
Income tax (recovery) expense	(767)	363	(4,090)	(4,494)
Loss from continuing operations after tax	(24,436)	(134)	(8,329)	(32,899)
Total assets (excluding assets held for sale)*	$669,984	$-	$66,499	$736,483
* Total assets held for sale were $ 2,646

	Nine months ended September 30, 2009
	United States	Run-Off	Corporate	Total
Gross premiums written	$299,279	$7,118	$-	$306,397
Net premiums earned	332,350	18,140	-	350,490
Investment income	14,099	375	(3,812)	10,662
Net realized (loss) gain	9,935	11	29	9,975
Interest expense	17,971	-	-	17,971
Amortization of capital assets	(1,039)	38	452	(549)
Amortization of intangible assets and goodwill impairment	9,386	8	2,054	11,448
Income tax recovery	(18,103)	-	(9,579)	(27,682)
Loss from continuing operations after tax	(12,519)	(8,063)	(20,567)	(41,149)
Total assets (excluding assets held for sale)*	$1,010,025	$31,936	$103,008	$1,144,969
* Total assets were $3,062,498 and assets held for sale were $1,917,529

NOTE 6	Securities

The table below provides the amortized cost and fair values of securities:

		September 30, 2010
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits		$8,733	$1	$-	$8,734
Bonds:
Canadian	- Government	2,788	56	11	2,833
U.S.	- Government	158,947	6,011	-	164,958
	- Corporate	108,811	7,233	116	115,928
	- Commercial mortgage backed	12,473	547	-	13,020
	- Other asset backed	4,278	136	-	4,414
Sub-total		$296,030	$13,984	$127	$309,887
Preferred shares	- U.S.	92	-	10	82
		$296,122	$13,984	$137	$309,969

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

		December 31, 2009
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits		$23,791	$-	$-	$23,791
Bonds:
Canadian	- Government	208	7	-	215
U.S.	- Government	265,117	4,240	(551)	268,806
	- Corporate	186,502	4,135	(1,094)	189,543
	- Commercial mortgage backed	14,141	-	(189)	13,952
	- Other asset backed	7,573	185	(66)	7,692
Sub-total		$497,332	$8,567	$(1,900)	$503,999
Preferred shares	- Canadian *	9,014	-	(893)	8,121
	- U.S.	92	-	(15)	77
		$506,438	$8,567	$(2,808)	$512,197
* Canadian Preferred shares are the units of KLROC purchased by the Company

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

		September 30, 2010
		0 - 12 months		Over 12 months
Bonds:		Fair value	Unrealized loss	Fair value	Unrealized loss
Canadian	- Government	$-	$-	$847	$(11)
U.S.	- Term Deposits	5,588	-	-	-
	- Government	7	-	-	-
	- Corporate	-	-	-	(116)
	- Commercial mortgage backed	-	-	-	-
	- Other asset backed	-	-	-	-
Sub-total		$5,595	$-	$847	$(127)
Preferred shares	- U.S.	-	-	82	(10)
		$5,595	$-	$929	$(137)

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

		December 31, 2009
		0 - 12 months		Over 12 months
Bonds:		Fair value	Unrealized loss	Fair value	Unrealized loss
U.S.	- Government	$161,535	$(551)	$-	$-
	- Corporate	91,989	(956)	1,878	(138)
	- Commercial mortgage backed	13,952	(189)	-	-
	- Other asset backed	1,805	(11)	996	(55)
Sub-total		$269,281	$(1,707)	$2,874	$(193)
Preferred shares	- Canadian	8,121	(893)	-	-
	- U.S.	-	-	77	(15)
		$277,402	$(2,600)	$2,951	$(208)

Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or third party evidence.

Management performs a quarterly analysis of the Company’s investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:

• identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;
• obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;
• reviewing the trading range of certain securities over the preceding calendar period;
• assessing if declines in market value are other than temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;
• assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of its debt service record;
• determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed;
• assessing the Company’s ability and intent to hold these securities at least until the investment impairment is recovered. The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include, but may not be limited to, the following:
• the opinion of professional investment managers could be incorrect;
• the past trading patterns of individual securities may not reflect future valuation trends;
• the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a Company’s financial situation; and
• the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect the Company’s unknown underlying financial problems.

As a result of the above analysis performed by management to determine declines in market value that are other than temporary, there were no write downs for other-than-temporary impairments for the quarters ended September 30, 2010 and September 30, 2009 (no write downs for the nine month period ended September 30, 2010 compared to $1.9 million for the nine month period ended September 30, 2009).

Management has reviewed currently available information regarding other securities with estimated fair values that are less than their carrying amounts and believes that these unrealized losses are not other-than-temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors. The Company does not intend to sell those securities and it is not more likely than not that it will be required to sell those securities before recovery of its amortized cost.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Net investment income for the three and nine months ended September 30 is comprised as follows:

	Three months ended September 30:		Nine months ended September 30:
	2010	2009	2010	2009
Investment income
Interest	$3,337	$3,823	$11,583	$15,430
Dividends	35	45	684	273
Premium Finance	(143)	(234)	(303)	(540)
Other	(2,670)	(12,150)	2,157	(4,181)
Gross Investment Income	$559	$(8,516)	$14,121	$10,982
Investment Expenses	281	113	690	320
Net Investment Income	$278	$(8,629)	$13,431	$10,662

The decrease in interest income on short term securities for the quarter and year to date is primarily due to a significant reduction in short term interest rates in the U.S. in the current year compared to the same periods last year. The decrease in interest on bonds for the three and nine months to September 30, 2010 compared to the same periods last year is partially due to a reduction in short-term yields described above. A smaller fixed income securities portfolio as a result of a reduction in premiums written has also contributed to the lower interest income on bonds in the quarter and year to date in the U.S.

For the three months ended September 30, 2010, investment income, excluding net realized gains was $0.3 million compared to a loss of $8.6 million for the same quarter of 2009, a 103.5% increase. This increase in investment income was primarily a result of favorable impact of the strengthening US dollar on the Company’s unhedged Canadian dollar debt and a foreign currency translation gain on cash held in Canadian banks; mitigated by a decline in interest income on the fixed income securities portfolio due to smaller size of the portfolio as a result of reduction in premiums written and lower yields.

Net realized gains for the quarter ended September 30, 2010 were $6.4 million compared to $12.0 million for the quarter ended September 30, 2009. Net realized gains for the nine months ended September 30, 2010 were $7.2 million compared to $10.0 million for the nine months ended September 30, 2009.

NOTE 7	Financial Instruments

Risk Management

The Company’s risk management policies and practices are described on pages 9 to 10, 36 to 44 and 68 to 72 of the 2009 Annual Report. There has been no significant change in the risk management framework.

In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, “Financial Instruments - Disclosures” related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

Credit risk:

The Company is exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company’s credit exposure to any one individual policyholder is not material. The Company’s policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer’s insolvency.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating:

	September 30, 2010		December 31, 2009
AAA/Aaa	$200,381	64.7%	$314,780	62.4%
AA/Aa	27,071	8.7	71,587	14.2
A/A	71,874	23.2	106,174	21.1
BBB/Baa	8,794	2.8	8,936	1.8
CCC/Caa or lower, or not rated	1,767	0.6	2,522	0.5
Total	$309,887	100.0%	$503,999	100.0%

As at September 30, 2010, 96.6% of the fixed income portfolio is rated ‘A’ or better. Changes in this balance period over period are primarily due to timing of investment maturities and reinvestment.

Market risk:

The market risk exposure of the Company consists mainly of changes in interest rates and equity prices and to a smaller extent, to foreign currency exchange rates. Market risk is subject to risk management. The Investment Committee of the Board and senior management of the Company monitor the Company’s market risk exposures and activities that give rise to these exposures.

Interest rate risk:

The Company is exposed to changes in the value of its fixed income securities to the extent that market interest rates change. The Company actively manages its interest rate exposure with the objective of enhancing net interest income within established risk tolerances and Board approved investment policies. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $7.8 million at September 30, 2010, representing 2.5% of the $310.0 million fair value fixed income securities portfolio.

Computation of the prospective effect of hypothetical interest rate changes are based on numerous assumptions, including maintenance of the existing levels and composition of fixed income security assets at the indicated date and should not be relied on as indicative of future results. The analysis is done on the following assumptions:

(a) the securities in the Company’s portfolio are not impaired;
(b) credit and liquidity risks have not been considered;
(c) interest rates and equity prices move independently; and
(d) shifts in the yield curve are parallel.

Available-for-sale securities in an unrealized loss position as reflected in Accumulated Other Comprehensive Income, may at some point in the future be realized through a sale or impairment.

Foreign currency risk:

The Company is exposed to changes in the U.S. to Canadian dollar foreign currency exchange rate, primarily through Canadian dollar indebtedness. It does not hedge any of this foreign currency exposure. Its U.S. operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities. A one cent appreciation in the value of the Canadian dollar relative to the U.S. dollar decreases income before income taxes by approximately $0.2 million.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Liquidity and cash flow risk:

Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities. There is the risk of loss to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-dated investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities as well as the sale of certain operations. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources the funds needed to fulfill the cash requirements during the current financial year and also to satisfy regulatory capital requirements.

The Company holds $124.6 million in cash and high grade short-term assets, representing approximately 28.7% of invested assets. The majority of the other fixed income securities are also liquid.

The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

As at September 30, 2010	One year or less	One to five years	Five to ten years	More than ten years	No Specific date	Total
Assets:
Cash and cash equivalents	$124,571	$-	$-	$-	$-	$124,571
Securities	34,566	192,134	49,197	33,990	82	309,969
Accrued investment income	2,611	-	-	-	-	2,611
Financed premiums	16,767	-	-	-	-	16,767
Accounts receivable and other assets	73,289	-	-	-	-	73,289
Receivable from security transactions	68,022	-	-	-	-	68,022
Funds held in escrow	-	21,586	-	-	-	21,586
Due from reinsurers and other insurers	1,394	1,640	197	8	-	3,239
Total:	$321,220	$215,360	$49,394	$33,998	$82	$620,054
Liabilities:
Accounts payable and accrued liabilities	$50,846	$-	$-	$-	$-	$50,846
Unpaid claims	128,664	151,371	18,160	864	-	299,059
Senior unsecured debentures	-	36,887	-	-	-	36,887
LROC preferred units	-	15,353	-	-	-	15,353
Subordinated indebtedness	-	-	-	87,441	-	87,441
Total:	$179,510	$203,611	$18,160	$88,305	$-	$489,586

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

As at December 31, 2009	One year or less	One to five years	Five to ten years	More than ten years	No Specific date	Total
Assets:
Cash and cash equivalents	$58,726	$-	$-	$-	$-	$58,726
Securities	68,138	293,868	94,675	55,439	77	512,197
Accrued investment income	4,158	-	-	-	-	4,158
Finance premiums	15,237	-	-	-	-	15,237
Accounts receivable and other assets	94,285	-	-	-	-	94,285
Due from reinsurers and other insurers	2,387	2,260	280	11	-	4,938
Total:	$242,931	$296,128	$94,955	$55,450	$77	$689,541
Liabilities:
Loans payable	$-	$-	$66,222	$-	$-	$66,222
Accounts payable and accrued liabilities	61,041	-	-	-	-	61,041
Unpaid claims	181,302	165,836	20,553	810	-	368,501
Senior unsecured debentures	-	176,764	-	-	-	176,764
Subordinated indebtedness	-	-	-	87,415	-	87,415
Total:	$242,343	$342,600	$86,775	$88,225	$-	$759,943

Collateral pledged: As at September 30, 2010, bonds and term deposits with an estimated fair value of $31.5 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its insurance policies. At September 30, 2010, the amount of such pledged securities was $3.4 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company’s standard risk management controls.

The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

September 30, 2010
	Total fair value*	Total carrying value	Favorable
Senior unsecured debentures	$36,585	$36,887	$302
LROC preferred units	13,522	15,353	1,831
Subordinated indebtedness	44,327	87,441	43,114

December 31, 2009
	Total fair value*	Total carrying value	Favorable
Loans Payable	$24,187	$66,222	$42,035
Senior unsecured debentures	103,512	176,764	73,252
Subordinated indebtedness	22,788	87,415	64,627
*The fair value is based on market observable inputs

The carrying value of all other instruments approximates their fair value due to the short term to maturity of those financial instruments.

The Company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company’s use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at September 30, 2010 was as follows:

Description	Available for sale securities
	Equity	Fixed Income
Fair value	$82	$309,887
Based on:
Quoted market prices (level 1)	100.0%	-
Valuation techniques -Significant market observable Inputs (level 2)	-	100.0%
Valuation techniques - Significant unobservable market inputs (level 3)	-	-

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

NOTE 8	Capital Management

As a holding company, the Company derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments. The Company’s insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company did not pay any dividends on common shares in the third quarters of 2009 and 2010 (nil year to date and $1.8 million prior year to date). The Company suspended its dividends in the second quarter of 2009.

The Company has continued to experience losses. The reduction in shareholders’ equity as a result of these ongoing losses has reduced the Company’s capital flexibility by limiting the dividend capacity of the operating subsidiaries. Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.

As at September 30, 2010, the Company’s total debt to capital and senior debt to capital ratios were 48.5% and 18.3% respectively. During the quarter, the Company repurchased significant amounts of its unsecured debentures due 2012 and the 7.5% senior notes due 2010, and also purchased additional units of the Kingsway Linked Return of Capital (“KLROC”) pursuant to a tender offer. These repurchases have resulted in a reduction of the total debt to capital and senior debt to capital ratios. As a result the limitations and restrictions described above are not applicable at September 30, 2010. Further details of the buybacks have been noted under note 12 to the financial statements pertaining to buy-back of senior notes. The Company continues to explore opportunities to buy back debt in the market. Pursuant to the debt buyback initiative the Company commenced in 2009 a take-over bid and a modified “Dutch Auction” tender offer for a portion of its outstanding KLROC units and Unsecured 6% Debentures due July 11, 2012 respectively. Both the tenders were paid for using available cash. During 2009, the Company also bought back its common shares pursuant to an amended normal course issuer bid that terminated on December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77, of which 3,394,800 shares were repurchased in the third quarter of 2009. Currently, there is no existing normal course issuer bid in place and no common stock repurchases have been made in 2010. As at September 30, 2010, the Company had 52,095,828 common shares outstanding compared with 51,673,728 common shares outstanding at September 30, 2009.

On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010 KFS Capital LLC (“KFS Capital”), subsidiary of KAI, increased the size and price of previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash. The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the Kingsway Linked Return of Capital Trust (“KLROC Trust”), which financial statements include the amounts of the other entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP (refer to Note 11 for additional details). As a result of consolidation the KLROC Trust, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Early in 2010, the Company announced that it had entered into a definitive agreement for the sale of Jevco. On March 29, 2010, after receipt of all required regulatory approvals, the sale of Jevco was completed for a purchase price of C$264.2 million. Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway America Inc., 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 30, 2010, whereby the Company repurchased $47.9 million and $36.9 million (C$37.5 million) of outstanding par value of the Company’s debt maturing in 2014 and 2012 respectively resulting in a gain of $9.2 million and $5.9 million respectively. The Company used $69.1 million to make these repurchases. These buybacks have positively impacted the Company’s debt ratios. Further details of the Jevco disposition have been noted under Note 3 to the financial statements pertaining to discontinued operations.

During the third quarter of 2010, KAI and Kingsway 2007 General Partnership purchased and cancelled $47.7 million ($143.3 million year to date) face value of its senior unsecured debentures for $45.1 million ($124.1 million year to date) recording a gain of $2.6 million ($19.2 million year to date).

As at September 30, 2010, the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level.  As at September 30, 2010, all U.S. subsidiaries are estimated to be above the required RBC levels, with RBC ratio estimates ranging between 228% and 14096%, and have estimated aggregate capital of approximately $64.1 million in excess of the 200% level. During the second quarter of 2010, the company rescinded its previously announced expansion of an intercompany pooling arrangement which had incorporated additional affiliated insurance entities effective January 1, 2010.  Under this agreement, premiums, losses, acquisition costs and underwriting expenses are pooled and then allocated to the members of the pool based upon predetermined participation percentages.  As a result of the rescission, effective January 1, 2010 the new members of the pool along with their corresponding participation percentage are as follows;  American Service Insurance Company (70%) and American Country Insurance Company (30%).

The Company commuted all related party reinsurance treaties in 2009. Following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the Company’s U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. At September 30, 2010 the capital maintained by Kingsway Reinsurance Corporation was approximately $10.2 million in excess of the regulatory capital requirements in Barbados.

As at September 30, 2010, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $0.5 million in excess of the regulatory capital requirements in Bermuda.

NOTE 9	Hedges

On June 2, 2009, the Company discontinued the swap transaction which was designated as a cash flow hedge. When the hedge was discontinued, any cumulative adjustment to the hedging instrument through other comprehensive income was recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income at the time of the discontinuance of the cash flow hedge was $6.2 million before tax of which $2.1 million was reclassified to net income in 2009 and $0.9 million has been reclassified to net income for the quarter ended September 30, 2010 ($3.4 million year to date).

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

NOTE 10	Restructuring charges

In February 2009, the Company announced a corporate restructuring plan to concentrate on its core lines of business and to improve the Company’s financial stability. The Company has consolidated operations in the U.S. and Canada, simplified the management structure, reduced costs through synergies and operational efficiencies and positioned the Company to seize competitive advantage. As the Company exited businesses and streamlined operations, a significant number of employees have been removed from the total workforce. Restructuring costs were expected to be approximately $20.0 million, to be incurred over fiscal 2009 and 2010. This targeted amount included costs related to discontinued operations. In 2009, the Company had expensed $14.8 million of restructuring costs. Due to the disposition of Walshire and the sale of Jevco, as described in Note 3, some of the planned restructuring costs were incurred in discontinued operations.

During the quarter, restructuring costs were nil ($4.9 million year to date) which was primarily severance costs for senior management in Canada.  The restructuring plan has concluded.

Restructuring charges for the three months and nine months ended September 30 were as follows:

	Restructuring charges
	Severance and benefits	Consulting expense	Total	Three months ended September 30,	Nine months ended September 30,
Provision balance at January 1, 2010	$3,523	$-	$3,523
Expense	4,872	26	4,898	$-	4,898
Payments	7,891	26	7,917	-	-
Provision balance at September 30, 2010	$504	$-	$504	-	-
Total restructuring charges				$-	4,898

	Restructuring charges
	Severance and benefits	Consulting expense	Total	Three months ended September 30,	Nine months ended September 30,
Provision balance at January 1, 2009	$-	$-	$-
Expense	8,936	4,826	13,762	$5,481	$13,762
Payments	6,756	4,826	11,582	-	-
Provision balance at September 30, 2009	$2,180	$-	$2,180	-	-
Total restructuring charges				$5,481	$13,762

The following table summarizes the total restructuring charges incurred by segment during the three months ended September 30:

	U.S.	Run-off	Corporate	Total
2010	$-	$-	$-	$-
2009	$80	$-	$5,401	5,481

The following table summarizes the total restructuring charges incurred by segment during the nine months ended September 30:

	U.S.	Run-off	Corporate	Total
2010	$1,876	$95	$2,927	$4,898
2009	$2,432	$-	$11,330	$13,762

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the entire span of the restructuring plan:

	U.S.	Run-off	Corporate	Total
Total expected costs for restructuring plan	$4,500	$500	$13,000	$18,000

The following table summarizes the total restructuring costs incurred by segment for the entire twenty month period ended September 30, 2010:

	U.S.	Run-off	Corporate	Total
Total continuing restructuring costs incurred	$4,113	$493	$15,075	$19,681

NOTE 11	Acquisitions

On January 4, 2010, the Company and its subsidiary Kingsway America Inc. acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments (refer to note 13 for additional details). Goodwill of $2.5 million was recognized related to the purchase.

Effective June 30, 2010, the Company made an investment in JBA Associates, Inc. (“JBA”) for approximately $16.3 million, following which the Company has a 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Goodwill of $0.8 million was recognized related to the purchase. An intangible asset was recognized related to the purchase of JBA of $11.7 million related to retention of buyout customers and contract renewals.

KLROC Trust is an investment trust established under the laws of the Province of Ontario and is governed by a Declaration of Trust dated May 12, 2005, amended July 14, 2005. KLROC was created to provide holders with exposure to a promissory note issued by KAI, an affiliate of KFSI.

KLROC Trust commenced operations on July 14, 2005 and raised C$78,000,000 through the issuance of 3,120,000 preferred units (“KLROC Units”) at C$25 per KLROC preferred unit. In order to achieve its investment objectives, KLROC used the net proceeds of C$74,141,236 of its initial public offering to subscribe for and purchase all of the limited partnership units of KL Limited Partnership (“KL LP”). In turn, KL LP used these proceeds for the payment of its purchase obligations under a Forward Purchase Agreement which KL LP entered into with the Bank of Nova Scotia (“the Counterparty”). Such proceeds were invested by the Counterparty in KN Trust.

The KN Trust lent funds to Kingsway ROC GP (“ROC GP”) and combined with its partnership capital of C$8,250,000, ROC GP subscribed for common shares in Kingsway ROC LLC (“ROC LLC”) totaling C$82,087,781. With these proceeds, ROC LLC purchased a promissory note from KAI, with the principal amount of US $66,222,012 bearing interest at 7.37% per annum and due June 30, 2015.

Beginning in 2009, KFS Capital began purchasing KLROC Units. The investments at that time were accounted as available for sale securities as they were purchased primarily as an investment. As at June 30, 2010 KFSI held 833,715 KLROC Units representing 26.7% of the issued and outstanding KLROC units, therefore the Company was not obligated to consolidate the KLROC Trust. In July 2010, the Company purchased additional 1,500,000 KLROC Units and now beneficially owns and controls 74.8% of the issued and outstanding KLROC Units.  The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP. As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million in the third quarter related to the KLROC Units held by KFS Capital. The gain arose from the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

NOTE 12	Buy-Back of Senior Notes

As described in notes 3 and 8, due to covenant restrictions associated with the sale of restricted subsidiaries under the KAI, 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which closed on March 30, 2010, whereby the Company repurchased $47.9 million of par value of the KAI senior notes. The repurchase resulted in a gain of $9.2 million. The Company also repurchased $36.9 million (C$37.5 million) of par value of the Kingsway 2007 General Partnership senior notes. The repurchase resulted in a gain of $5.9 million.

During the third quarter of 2010, KAI and Kingsway 2007 General Partnership purchased and cancelled $47.7 million ($143.3 million year to date) face value of its senior unsecured debentures for $45.1 million ($124.1 million year to date) recording a gain of $2.6 million ($19.2 million year to date).

NOTE 13	Related Party Transactions

Related-party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value.

On January 4, 2010, the Company and its subsidiary KAI acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and President and Chief Executive Officer of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments as per the table below:

	On Closing	1 business day following the 1st anniversary after date of this agreement or change of control	1 business day following the 2nd anniversary after date of this agreement or change of control	Total
Cash (in 000’s)	$750	$375	$375	$1,500
Restricted Shares	500,000	250,000	250,000	1,000,000

The value of the consideration paid was approximately $2.5 million at the time of close.

Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets, who was appointed Chief Executive Officer and President of KFSI effective June 30, 2010.

In March 2009, the Company obtained a $20.0 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. No funds were ever drawn on this facility and it has expired. In the fourth quarter of 2009, a new $20.0 million facility was obtained from AP Assurance. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was terminated on February 25, 2010.

In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the Company, commencing April 1, 2010. This agreement is at fair market terms and conditions.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

In 2009, in addition to a previously agreed annual retainer of C$0.1 million, the Board of Directors had agreed to additional retainer payments of $0.4 million and C$0.1 million to the Chairman of the Board. Of these additional amounts, in 2009, the Company had paid $0.2 million and C$0.1 million.  In 2010, the Company paid the remaining $0.2 million owed.

In the first quarter of 2010, in addition to a previously agreed annual retainer of $0.2 million, the Board of Directors has decided to pay an additional retainer of $0.1 million to the Chairman of the Board. This additional payment was made in the second quarter of 2010.

In the second quarter of 2010, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. The Company paid half of this additional amount in the second quarter of 2010. This remaining payment was made in the third quarter of 2010.

The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the Company.

NOTE 14	Contractual Obligations and Related Contingencies

On June 29, 2009, Kingsway and Lincoln entered into an agreement with Rockwall Financial Advisors, LLC (“Rockwall Financial”).  Pursuant to that agreement (the “Run-off Management Agreement”), Rockwall Financial was to serve as the run-off manager for Lincoln.  In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the October 19, 2009 disposition of Lincoln, in 2009, the Company had accrued $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at September 30, 2010.

In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed, Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement.  Shortly before Rockwall Financial’s unilateral decision to stop providing services to support Lincoln, Rockwall Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.

Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off Management Agreement, abandoning the Lincoln run-off without cause and, as a result, is not entitled to the sums it has demanded. Kingsway has also asserted counterclaims against Rockwall and two of its principals.

The Company is also the defendant in two separate breach of contract suits filed by two former employees.

NOTE 15	Comparative Figures

Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current period.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

NOTE 16	Supplemental Condensed Consolidating Financial Information

On July 10, 2007, the Kingsway 2007 General Partnership issued C$100.0 million of 6% senior unsecured debentures unconditionally guaranteed by the Company (“KFSI”) and Kingsway America Inc. (“KAI”), a wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of September 30, 2010 and December 31, 2009, and for the period ended September 30, 2010 and 2009, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Condensed Consolidating Statement of Operations
For the nine months ended September 30, 2010	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$214,368	$-	$214,368
Investment related income (loss)	1,480	(2,444)	319	21,298	-	20,653
Management fees	3	2,342	-	-	(2,345)	-
	1,483	(102)	319	235,666	(2,345)	235,021
Expenses:
Claims incurred	-	-	-	180,930	-	180,930
Commissions and premium taxes	-	-	-	30,409	-	30,409
Other expenses	13,900	13,873	198	60,052	(2,345)	85,678
Interest expense	-	14,583	2,153	(4,362)	-	12,374
	13,900	28,456	2,351	267,029	(2,345)	309,391
Loss before unusual items and income taxes	(12,417)	(28,558)	(2,032)	(31,363)	-	(74,370)
Gain on buy back of senior notes	-	11,397	7,760	-	-	19,157
Gain on consolidation of LROC	-	-		17,820		17,820
Income (loss) before income taxes	(12,417)	(17,161)	5,728	(13,543)	-	(37,393)
Income taxes (recovery)	(4,090)	-	1,948	(2,352)	-	(4,494)
Equity in undistributed net income of subsidiaries	(24,572)	(35,817)	-	-	60,389	-
Income (loss) from continuing operations	(32,899)	(52,978)	3,780	(11,191)	60,389	(32,899)
Gain from discontinued operations, net of taxes	10,641	-	-	-	-	10,641
Gain on disposal of discontinued operations net of taxes	30,354	-	-	-	-	30,354
Net income (loss)	$8,096	$(52,978)	$3,780	$(11,191)	$60,389	$8,096

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Condensed Consolidating Statement of Operations
For the nine months ended September 30, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$350,490	$-	$350,490
Investment related income (loss)	(3,783)	2,249	4,420	17,751	-	20,637
Management fees	28,508	14,046	-	-	(42,554)	-
	24,725	16,295	4,420	368,241	(42,554)	371,127
Expenses:
Claims incurred	-	-	-	285,863	-	285,863
Commissions and premium taxes	-	-	-	56,152	-	56,152
Other expenses	54,870	10,422	331	66,157	(42,554)	89,226
Interest expense	-	19,517	3,767	(5,313)	-	17,971
	54,870	29,939	4,098	402,859	(42,554)	449,212
Income (loss) before unusual items and income taxes	(30,145)	(13,644)	322	(34,618)	-	(78,085)
Gain on buy back of senior notes	-	3,270	5,984	-	-	9,254
Income (loss) before income taxes	(30,145)	(10,374)	6,306	(34,618)	-	(68,831)
Income taxes (recovery)	(9,579)	(3,527)	2,144	(16,720)	-	(27,682)
Equity in undistributed net income of subsidiaries	(20,583)	(21,038)	-	-	41,621	-
Income (loss) from continuing operations	(41,149)	(27,885)	4,162	(17,898)	41,621	(41,149)
Loss from discontinued operations, net of taxes	(172,003)	-	-	-	-	(172,003)
Loss on disposal of discontinued operations, net of taxes	(1,616)	-	-	-	-	(1,616)
Net income (loss)	$(214,768)	$(27,885)	$4,162	$(17,898)	$41,621	$(214,768)

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Condensed Consolidating Balance Sheets
As at September 30, 2010	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$70,562	$349,842	$-	$(1,211,647)	$791,243	$-
Cash and cash equivalents	40,160	1,475	2,348	80,588	-	124,571
Investments	-	-	-	365,661	(55,692)	309,969
Goodwill and otherintangible assets	-	-	-	48,636	-	48,636
Other assets	37,053	249,944	30,263	(469,623)	405,670	253,307
Assets held for sale	-	-	-	2,646	-	2,646
	$147,775	$601,261	$32,611	$(1,183,739)	$1,141,221	$739,129
Liabilities and Shareholders’ Equity
Liabilities:
Loans Payable	$-	$100,661	$-	$(100,661)	$-	$-
Other liabilities	(2,121)	10,055	353	54,467	(11,908)	50,846
Unearned premiums	-	-	-	99,647	-	99,647
Unpaid claims	-	-	-	299,059	-	299,059
Senior unsecureddebentures	-	44,466	11,621	(35,597)	16,397	36,887
LROC Preferred Units	-	-	-	15,353	-	15,353
Subordinated indebtedness	-	90,500	-	-	(3,059)	87,441
Liabilities held for sale	-	-	-	-	-	-
	$(2,121)	$245,682	$11,974	$332,268	$1,430	$589,233
Shareholders’ equity:
Share capital	296,139	731,748	14,867	1,604,644	(2,351,259)	296,139
Contributed surplus	18,171	-	-	-	-	18,171
Retained earnings	(185,476)	(376,169)	9,304	(3,157,555)	3,524,420	(185,476)
Accumulated othercomprehensive income	21,062	-	(3,534)	36,904	(33,370)	21,062
	149,896	355,579	20,637	(1,516,007)	1,139,791	149,896
	$147,775	$601,261	$32,611	$(1,183,739)	$1,141,221	$739,129

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Condensed Consolidating Balance Sheets
As at December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$149,147	$350,903	$-	$(1,188,296)	$688,246	$-
Cash and cash equivalents	12,467	12,545	1,376	32,338	-	58,726
Investments	-	-	-	522,773	(10,576)	512,197
Goodwill and other intangible assets	-	-	-	37,573	-	37,573
Other assets	10,066	256,282	97,157	(717,901)	554,841	200,445
Assets held for sale	-	-	-	1,148,414	-	1,148,414
	$171,680	$619,730	$98,533	$(165,099)	$1,232,511	$1,957,355
Liabilities and Shareholders’ Equity
Liabilities:
Loans Payable	$-	$215,688	$-	$(166,499)	$17,033	$66,222
Other liabilities	2,342	21,520	2,275	42,388	(7,484)	61,041
Unearned premiums	-	-	-	120,657	-	120,657
Unpaid claims	-	-	-	361,936	6,565	368,501
Senior unsecureddebentures	-	117,975	79,156	(3,488)	(16,879)	176,764
Subordinated indebtedness	-	90,500	-	-	(3,085)	87,415
Liabilities held for sale	-	-	-	907,416	-	907,416
	$2,342	$445,683	$81,431	$1,262,410	$(3,850)	$1,788,016
Shareholders’ equity:
Share capital	295,291	541,967	14,867	1,515,276	(2,072,110)	295,291
Contributed surplus	20,549	-	-	-	-	20,549
Retained earnings	(193,572)	(367,920)	5,522	(2,966,589)	3,328,987	(193,572)
Accumulated other comprehensive income	47,070	-	(3,287)	23,804	(20,516)	47,071
	169,338	174,047	17,102	(1,427,509)	1,236,361	169,339
	$171,680	$619,730	$98,533	$(165,099)	$1,232,511	$1,957,355

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 30, 2010	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$8,096	$(52,978)	$3,780	$(11,191)	$60,389	$8,096
Adjustments to reconcile net income to net cash used by operating activities:
Loss from discontinued operations	(40,995)	-	-	-	-	(40,995)
Equity in undistributed earnings in subsidiaries	24,572	35,817	-	-	(60,389)	-
Other	(325,383)	(18,262)	62,846	(23,149)	190,984	(112,964)
	(333,710)	(35,423)	66,626	(34,340)	190,984	(145,863)
Financing Activities:
Increase in share capital, net	848	189,781	-	-	(189,781)	848
Repurchase of common shares for cancellation	-	-	-	-	-	-
Contributed surplus	(2,378)	-	-	-	-	(2,378)
Common share dividend	-	-	-	-	-	-
Increase (decrease) in bank indebtedness	-	(120,264)	(65,654)	(66,196)	185,918	(66,196)
LROC preferred units	-	-	-	15,353	-	15,353
Decrease in senior unsecured indebtedness	-	(62,112)	-	-	(77,765)	(139,877)
	(1,530)	7,405	(65,654)	(50,843)	(81,628)	(192,250)
Investing Activities:
Purchase of investments	-	-	-	(79,893)	-	(79,893)
Net proceeds from sale of investments	-	-	-	261,696	-	261,696
Proceeds from sale of discontinued operations	253,553	-	-	-	-	253,553
Acquisitions net of cash acquired	109,356	(8,901)	-	(4,851)	(109,356)	(13,752)
Other	24	25,849	-	(43,519)	-	(17,646)
	362,933	16,948	-	133,433	(109,356)	403,958
Increase (decrease) in cash during the period	27,693	(11,070)	972	48,250	-	65,845
Cash and cash equivalents, beginning of period	12,467	12,545	1,376	32,338	-	58,726
Cash and cash equivalents, end of period	$40,160	$1,475	$2,348	$80,588	$-	$124,571

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 30, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(214,768)	$(27,885)	$4,162	$(17,898)	$41,621	$(214,768)
Adjustments to reconcile net income to net cash used by operating activities:
Income from discontinued operations	173,619	-	-	-	-	173,619
Equity in undistributed earnings in subsidiaries	20,583	21,038	-	-	(41,621)	-
Other	(16,503)	(22,372)	2,309	(324,307)	214,548	(146,325)
	(37,069)	(29,219)	6,471	(342,205)	214,548	(187,474)
Financing Activities:
Increase in share capital, net	-	115,979	4,200	-	(120,179)	-
Repurchase of common shares for cancellation	(26,428)	-	-	-	-	(26,428)
Contributed surplus	11,503	-	-	-	-	11,503
Common share dividend	(1,849)	-	-	-	-	(1,849)
Increase (decrease) in bank indebtedness	-	31,051	(9,839)	6,960	(21,212)	6,960
Decrease in senior unsecured indebtedness	-	(3,205)	-	-	(6,345)	(9,550)
	(16,774)	143,825	(5,639)	6,960	(147,736)	(19,364)
Investing Activities:
Purchase of investments	-	-	-	(2,690,029)	-	(2,690,029)
Proceeds from sale of investments	-	-	-	3,351,174	-	3,351,174
Proceeds from sale of discontinued operations	(1,941)	-	-	-	-	(1,941)
Acquisitions, net of cash acquired	66,812	(76,302)	-	76,302	(66,812)	-
Other	(95)	(37,002)	-	29,853	-	(7,244)
	64,776	(113,304)	-	767,300	(66,812)	651,960
Increase (decrease) in cash during the period	10,933	1,302	832	432,055	-	445,122
Cash and cash equivalents, beginning of period	21,335	5,603	543	36,447	-	63,928
Less cash and cash equivalents of discontinued operations	-	-	-	158,972	-	158,972
Cash and cash equivalents, end of period	$32,268	$6,905	$1,375	$309,530	$-	$350,078

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – tabular amounts in thousands of U.S. dollars)

NOTE 17	Subsequent Events

The subsequent events have been evaluated up to November 12, 2010, the date the financial statements are issued.

On October 26, 2010,the Company accepted subscription agreements relating to the going-public transaction previously announced on May 26, 2010 involving Kingsway’s subsidiaries, American Country Insurance Company ((“ACIC”) and American Service Insurance Company Inc. (“ASI”) by way of a reverse takeover of JJR VI Acquisition Corp. Certain executives who will be leaving Kingsway in connection with the proposed transaction as well as certain directors of Kingsway have entered into subscription agreements in connection with the proposed transaction. The board of directors of Kingsway considered and approved the acceptance of the subscription agreements. On November 1, 2010, the Company completed funding on the offering of the subscription receipts.  Approximately four million subscription receipts were issued by American Insurance Acquisition Inc., a wholly owned subsidiary of KAI, at a price of C$2.00 per subscription receipt for aggregate gross proceeds of approximately C$8.0 million. The proceeds from the offering of subscription receipts have been deposited by the Company into escrow to be released pending completion of the proposed going-public transaction. Completion of the proposed transaction is subject to a number of conditions including, but not limited to, execution of a definitive agreement in respect of the proposed transaction as well as acceptance and regulatory approval by the TSX Venture Exchange and the Illinois Department of Insurance. There can be no assurance that the proposed transaction will be completed as proposed. If the transaction is completed as proposed, the Company estimates it would record a loss on the disposal of ACIC and ASI ranging between $9.0 million and $11.0 million.